Filed Pursuant to Rule 424(b)(5)
Registration No. 333-119429
The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2005

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 8, 2004)

1,500,000 Shares

Nastech Pharmaceutical Company Inc.

Common Stock

$                 per share

         We are selling 1,500,000 shares of our common stock. We have granted the underwriters an option to purchase up to 225,000 additional shares of common stock to cover over-allotments.

      Our common stock is quoted on the Nasdaq National Market under the symbol “NSTK.” The last reported sale price of our common stock on the Nasdaq National Market on July 29, 2005 was $14.38 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to Nastech Pharmaceutical Company Inc.	$	$

      The underwriters expect to deliver shares to purchasers on or about                     , 2005.

Needham & Company, LLC

Sole Book-Runner

SunTrust Robinson Humphrey

Delafield Hambrecht, Inc.

The date of this prospectus supplement                     , 2005.

      You should rely on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      A registration statement on Form S-3 (File no. 333-119429) utilizing a shelf registration process relating to the securities described in this prospectus supplement has been filed with the Securities and Exchange Commission and was declared effective on October 8, 2004. Under this shelf registration process, of which this offering is a part, we may, from time to time, sell up to $80,000,000 of common stock, warrants to purchase common stock or debt securities. On December 14, 2004, we previously sold $57,375,000 of common stock under this shelf registration process, leaving $22,625,000 of common stock, warrants to purchase common stock or debt securities available for future sale offerings under this shelf registration process.

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock.

      This document includes product names, trade names and trademarks of other companies. All such product names and trademarks appearing in this document are the property of their respective holders.

ii

SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This is not intended to be a complete description of the matters covered in this prospectus supplement and the accompanying prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When we refer to “we,” “us,” “our” or “the Company,” we mean Nastech Pharmaceutical Company Inc., unless the context indicates otherwise.

Business

      We are a pharmaceutical company focusing on development and commercialization of innovative products based on proprietary molecular biology-based intranasal drug delivery technology for delivering both small and large molecule drugs. Using this technology, we create or utilize novel formulation components or excipients that can transiently manipulate or open “tight junctions” between cells in various tissues and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the intranasal mucosa, the gastrointestinal tract, and the blood brain barrier. They function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries. This technology is the foundation of our intranasal drug delivery platform, although some of our product candidates utilize our expertise outside this area. Generally, we seek to apply our technology to compounds that we license to, or acquire from, collaborators or other third parties.

      We believe our intranasal drug delivery technology offers advantages over injectable routes for the administration of large molecules such as peptides and proteins. These advantages may include improved safety and clinical efficacy and increased patient compliance due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our intranasal drug delivery technology offers advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal and liver metabolism. We are utilizing our technologies to develop commercial products with collaboration partners or, in select cases, we also plan to internally develop, manufacture and commercialize our products.

Merck Partnership

      The strategic collaboration that we entered into with Merck & Co., Inc. (“Merck”) in September 2004, which included upfront and potential license and milestone payments aggregating up to $346 million, is an example of how we have applied our molecular-biology based tight junction technology to identify a formulation of our lead product candidate, Peptide YY3-36 (“PYY”), that we believe can be developed into a viable therapeutic drug for the treatment of obesity. We possess a broad and effective PYY intellectual property estate. Under our collaborative arrangement, Merck will assume primary responsibility for conducting and funding clinical and regulatory development, while we will be responsible for all manufacturing of PYY-related product. Merck will lead and fund world-wide commercialization, and we have the right to co-promote the product in the United States. Under our agreement with Merck, we received an initial cash payment of $5 million. If certain development and approval milestones are achieved, we will be eligible to receive up to $131 million from Merck. If certain sales related milestones are achieved, we will be eligible to receive up to an additional $210 million from Merck subject to certain other conditions. Merck will also pay us for manufacturing-related development activities and will purchase from us all clinical supply and finished product. We will also receive royalties on product sales based on certain sales-related thresholds.

      On January 26, 2005, we announced that Merck initiated a Phase I study for PYY intranasal spray for the treatment of obesity. This study being conducted by Merck builds upon our previous PYY clinical programs, under which more than 60 subjects have received more than 900 doses of intranasal PYY or matching placebo.

      We believe our collaboration with Merck demonstrates we have taken a significant step toward becoming a leader in the development of innovative, intranasal drug delivery products and technologies. We also believe this collaboration partnership demonstrates the value PYY holds as a potential treatment option for obesity.

Independent Product Development

      While we have partnered our PYY program with Merck to maximize its development potential with the greatest value to our stockholders, we are also applying our technology and experience to develop other product candidates on our own (i.e., without a partner), such as Parathyroid Hormone PTH 1-34 (“PTH (1-34)”) for the treatment of osteoporosis. PTH(1-34) is part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism. PTH(1-34) is the same active ingredient that is being marketed as ForteoTM by Eli Lilly & Company (“Lilly”). We have developed a proprietary intranasal formulation of PTH(1-34) and have filed two U.S. patent applications containing an aggregate of 79 claims.

      We launched the clinical program for PTH(1-34) intranasal spray in the second quarter of 2004 and have completed two Phase I clinical trials. Our clinical trials to date provide the basis for formulation optimization of our PTH(1-34) intranasal spray. In March 2005, we met with the U.S. Food and Drug Administration (the “FDA”) at which time they advised us that, based on their current interpretation of FDA regulations, we may submit a Section 505(b)(2) application for our PTH(1-34) intranasal spray, which generally is less costly and time-consuming than preparing a full new drug application that includes results from all new studies and new information because the FDA can rely on its previous findings on the safety and effectiveness of ForteoTM.

Par Pharmaceutical Partnership

      Under our collaborative arrangement with Par Pharmaceutical Inc. (“Par Pharmaceutical”) that we entered into in October 2004, we granted Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon intranasal spray. Under the terms of the agreement with Par Pharmaceutical, we will be responsible for obtaining FDA approval, manufacture and supply finished generic calcitonin-salmon intranasal spray product to Par Pharmaceutical. Par Pharmaceutical will distribute the product in the United States. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing upon commercialization.

      In December 2003, we filed with the FDA an abbreviated new drug application (an “ANDA”) for a generic calcitonin-salmon intranasal spray for the treatment of osteoporosis, and in February 2004, the FDA accepted the filing of our ANDA for the product. The FDA also has conducted a successful Pre-Approval Inspection of our generic calcitonin-salmon intranasal spray manufacturing facility with no cited deviations from current Good Manufacturing Practices (“cGMP”).

Product Portfolio Expansion Strategy

      To expand our product portfolio, we engage in a variety of pre-clinical initiatives, alone and with partners, to explore the range of potential therapeutic applications of our tight junction technology. Certain of these initiatives include funded feasibility studies where our tight junction drug delivery technology is combined with already approved therapeutics, or product candidates currently in development to determine if formal pre-clinical studies are warranted. We are currently participating in four feasibility studies with four different partners to evaluate the development of proprietary formulations for the intranasal delivery of the following: 1) an injected compound for the treatment of type 2 diabetes; 2) an oral compound for the treatment of Alzheimer’s disease; 3) an injected compound not related to PYY for the treatment of obesity; and 4) an injected compound for the treatment of serum anemia. Feasibility studies, typically lasting under a year, allow us to efficiently evaluate opportunities where our tight junction technology provides therapeutic and commercial promise.

      We are also applying our drug delivery technology to a promising new class of therapeutics based on RNA interference (“RNAi”). Small interfering RNAs (“siRNAs”) are double-stranded RNA molecules 20-22 nucleotides in length that are able to silence a specific gene and reduce the amount of the disease-causing protein the gene produces. The application of RNAi in this manner requires the ability to deliver RNAi-based therapeutics inside the cells where the target proteins are produced. We have established a research and development program to enhance systematic delivery of this potential new class of therapeutic drugs.

      As part of our RNAi strategy, on July 20, 2005, we entered into a license agreement with Alnylam Pharmaceuticals, Inc. (“Alnylam”), a biopharmaceutical company focused on developing RNAi-based drugs, pursuant to Alnylam’s InterfeRxTM licensing program. Under the license, we acquired the exclusive rights to discover, develop and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases including rheumatoid arthritis. Under our agreement with Alnylam, we paid an initial license fee to Alnylam, and we are obligated to pay annual and milestone fees and royalties on sales of any products covered by the license agreement.

Business Strategy

      Our goal is to become the leader in the development and commercialization of innovative, intranasal drug delivery products and technologies. Key elements of our strategy include:

•	Applying our tight junction technology and other drug delivery methods to product candidates;

•	Pursuing collaborations with leading pharmaceutical and biotechnology companies;

•	Opportunistically developing and commercializing product candidates on our own; and

•	Utilizing our manufacturing expertise and capabilities.

Product Candidates

      The following table summarizes the current status of our clinical-stage product candidates.

Delivery
	Initial				Technology/
Product	Indication	Clinical Status	Next Steps	Marketing Rights	Intellectual Property

Peptide YY (3-36)	Obesity	Three Phase I trials completed in 2004. An additional trial began in 2005.	Joint development with Merck conducting clinical and pre-clinical trials and Nastech performing manufacturing activities.	Merck (world- wide) Nastech (co-promotion rights in the U.S.)	Tight junction/ patents and applications; PYY patents and applications

Parathyroid Hormone PTH (1-34) (Peptide)	Osteoporosis	Two Phase I trials completed in 2004. A pharmacokinetic trial began in July 2005.	Pre-clinical, pharmacokinetic and pivotal clinical trials.	Nastech	Tight junction/patents and applications

Calcitonin-salmon (Peptide)	Osteoporosis	ANDA submitted and accepted for review by the FDA.	FDA review of ANDA.	Par Pharmaceutical (U.S.) Nastech (rest of world)	Formulation patent applications

Morphine Gluconate (Small molecule)	Breakthrough cancer pain	One Phase II trial completed.	Currently seeking a partner.	Nastech	Formulation patents and applications

Peptide YY(3-36)

      PYY, a high affinity Y2 receptor agonist, may represent a new approach to the treatment of obesity. This hormone is naturally produced in the abdomen by specialized endocrine cells in proportion to the caloric content of a meal and is believed to reduce food intake by modulating appetite responses in the hypothalamus. Results from a study conducted by Dr. Stephen R. Bloom and colleagues published in The New England Journal of Medicine (September 4, 2003, Volume 349, Number 10, Pages 941-948), found that obese subjects had lower levels of pre-meal PYY than non-obese subjects, that obese subjects produced less PYY in response to eating, and that when PYY was administered before a meal, obese subjects ate approximately 30% fewer calories. Taken together, these findings suggest that PYY deficiency may contribute to the pathogenesis of obesity and that PYY supplementation may have therapeutic benefit. The study further demonstrated a 16.5% calorie reduction in obese subjects for the 24-hour period following a single intravenous injection of PYY, based on diary recorded food intake. We have developed a proprietary intranasal formulation of PYY and have filed patent applications containing over 120 claims in the U.S. and 34 other countries, in addition to seven other U.S. applications and two other International Patent Applications in which all countries were designated. To date, we have conducted studies in which over 60 subjects have received more than 900 doses of intranasal PYY or matching placebo. An undisclosed additional number of subjects have been enrolled and have received PYY in a Phase I clinical trial initiated by Merck in 2005.

Parathyroid Hormone (PTH(1-34))

      Osteoporosis is the development of low bone mass that compromises bone strength and increases the risk of bone fracture. PTH(1-34) is part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism and is the only product that has been shown in clinical trials to build bone rather than only slowing its rate of loss. We have developed a proprietary intranasal formulation of PTH(1-34) and have filed two U.S. patent applications containing an aggregate of 79 claims.

      Currently, Lilly’s injected ForteoTM is the only commercially available PTH(1-34) therapy approved for the treatment of post-menopausal osteoporosis in women as well as osteoporosis in men. We view our PTH(1-34) as a potentially non-invasive, intranasally delivered alternative to ForteoTM.

Calcitonin-Salmon

      Calcitonin is a natural peptide hormone produced by the thyroid gland that acts primarily on bone. Bone is in a constant state of remodeling, whereby old bone is removed and new bone is created. Calcitonin inhibits bone removal. Calcitonin-salmon appears to have actions essentially identical to calcitonins of mammalian origin, but its potency is greater due to a longer duration of action. We believe that our calcitonin-salmon intranasal spray could be a generic alternative to Novartis AG’s (“Novartis”) Miacalcin, a currently approved and marketed intranasal calcitonin-salmon spray.

      In connection with the ANDA that we submitted to the FDA for our calcitonin-salmon intranasal spray, which the FDA accepted the filing in February 2004, we have conducted a clinical trial and laboratory tests including spray characterization and spray content, designed to demonstrate the equivalence of our product to Miacalcin. We have responded to the questions that the FDA has asked us to date.

Morphine Gluconate

      Morphine sulfate is a well known opioid analgesic currently marketed in multiple dosage forms including those for injectable, oral and rectal administration. We believe that an intranasal dosage form of our patented morphine gluconate will enable patient-friendly self-administration and provide a rapid systemic absorption of the drug for fast pain relief, particularly among patients with breakthrough cancer pain. We have developed a proprietary formulation of morphine gluconate and completed a Phase II clinical trial and are currently seeking a partner to continue development.

Corporate Information

      We were incorporated in Delaware on September 23, 1983. Our principal executive offices are located at 3450 Monte Villa Parkway, Bothell, Washington 98021, and our telephone number is (425) 908-3600. We have an internet web address at “http://www.nastech.com.” The information available on or through our website is not a part of this prospectus supplement and the accompanying prospectus.

The Offering

      Unless specifically stated, information in this prospectus supplement assumes the underwriters will not exercise their over-allotment option and no other person will exercise any other outstanding options or warrants.

Common stock offered by Nastech Pharmaceutical Company Inc	1,500,000 shares

Common stock outstanding after the offering	20,340,054 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including, without limitation, funding of our PTH(1-34) and RNAi clinical research and development programs, the clinical development of our other product candidates, capital expenditures and working capital needs. Prior to the use of the net proceeds for any such purposes, we may also invest the net proceeds in short-term, interest-bearing, investment-grade securities. See “Use of Proceeds.”

Nasdaq National Market symbol	NSTK

      The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of July 29, 2005 and excludes:

•	3,196,400 shares of common stock authorized for issuance under our stock option plans, under which options to purchase 2,839,412 shares, with an average exercise price of $12.73 per share, were outstanding and 356,988 shares were available for grant as of such date; and

•	1,473,717 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of such date, with a weighted average exercise price of $10.69 per share.

Summary Financial Information

      The tables below present our summary consolidated financial data for the periods indicated. The statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent registered public accounting firm, and incorporated by reference into this prospectus supplement and the accompanying prospectus. The statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus supplement and the accompanying prospectus. The results of operations for the interim periods are not necessarily indicative of the results for a full fiscal year or for any future period.

      The accompanying summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying consolidated financial statements and related notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

Statement of Operations Data:	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)	2004(6)	2005

	(in thousands, except per share data)
Revenue:
Product revenue, net	$906	$996	$1,408	$1,805	$291	$95	$—
License and research fees	3,235	1,607	7,515	17,635	1,556	98	4,932

Total revenue	4,141	2,603	8,923	19,440	1,847	193	4,932
Operating expenses:
Cost of product revenue	358	503	289	498	258	64	—
Research and development	6,399	6,595	11,613	17,097	21,083	11,111	14,460
Acquired in-process research and development	2,300	—	—	—	—	—	—
Royalties	1,517	487	9	—	—	—	—
Sales and marketing	655	595	1,863	2,377	1,046	365	618
General and administrative	3,247	3,977	8,138	5,679	7,951	3,696	4,930
Restructuring charge	—	—	595	—	—	—	—

Total operating expenses	14,476	12,157	22,507	25,651	30,338	15,236	20,008

Net loss from operations	(10,335)	(9,554)	(13,584)	(6,211)	(28,491)	(15,043)	(15,076)
Gain on sale of product	—	—	—	4,236	—	—	—
Interest income	644	322	278	227	344	99	825
Interest and other expense	—	—	(162)	(393)	(462)	(191)	(180)

Net loss	$(9,691)	$(9,232)	$(13,468)	$(2,141)	$(28,609)	$(15,135)	$(14,431)

Net loss per common share:
Basic and Diluted	$(1.51)	$(1.16)	$(1.34)	$(0.20)	$(2.21)	$(1.26)	$(0.81)
Shares used in computing net loss per share:
Basic and Diluted	6,437	7,956	10,028	10,751	12,955	12,005	17,801

	December 31,					June 30,

Balance Sheet Data:	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)	2004(6)	2005

	(in thousands)
Cash and short-term investments	$6,256	$11,760	$9,021	$25,081	$74,474	$25,991	$51,979
Working capital	5,799	10,404	3,342	14,766	58,362	13,762	44,220
Total assets	11,661	15,440	23,050	31,138	80,775	32,004	61,903
Accumulated deficit	(30,003)	(39,235)	(52,703)	(54,844)	(83,453)	(69,979)	(97,884)
Total stockholders’ equity	9,565	13,494	8,645	17,906	58,148	16,496	45,658

(1)	In 2000, we acquired Atossa HealthCare, Inc. (“Atossa”) in a transaction that was accounted for under the purchase method. In connection with the acquisition, we recognized a charge of $2.3 million for acquired in-process research and development.

(2)	In 2001, we completed two private placements totaling 2,117,361 shares of common stock from which we received net proceeds of $9.5 million.

(3)	In 2002, we received net proceeds of $5.0 million from a private placement of 250,000 shares of common stock.

(4)	In 2003, we received net proceeds of $10.0 million from a private placement of 1,513,069 shares of common stock.

(5)	In 2004 we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock pursuant to our $30 million shelf registration statement on Form S-3 (File No. 333-111324) that was declared effective by the SEC on January 14, 2004, and $52.9 million from a public offering of 4,250,000 shares of common stock pursuant to our $80 million shelf registration statement on Form S-3 (File No. 333-119429) that was declared effective by the SEC on October 8, 2004.

(6)	In the first six months of 2004, we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock pursuant to our $30 million shelf registration statement on Form S-3 (File No. 333-111324) that was declared effective by the SEC on January 14, 2004.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision.

We do not generate operating income and will require additional financing in the future. If additional capital is not available, we may have to curtail or cease operations.

      Our business currently does not generate the cash that is necessary to finance our operations. We incurred losses from operations (excluding interest income/expense and other income/expense) of $13.6 million in 2002, $6.2 million in 2003, $28.5 million in 2004 and $15.1 million in the first six months of 2005. Subject to the success of our development programs and potential licensing transactions, we will need to raise additional capital to fund research and development, to develop and commercialize our product candidates, to enhance existing services, to respond to competitive pressures and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

•	the scope, duration and expenditures associated with our research and development programs;

•	continued scientific progress in these programs;

•	the outcome of potential licensing transactions, if any;

•	competing technological developments;

•	our proprietary patent position, if any, in our products; and

•	the regulatory approval process for our products.

      We may seek to raise necessary funds through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us in order to raise additional funds through alliance, joint venture or licensing arrangements. If adequate funds are not available, we may have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses. These actions would likely reduce the market price of our common stock.

We have not been profitable on an annual basis for nine years, and we may never become profitable.

      We have incurred net losses in each of the past nine years. As of June 30, 2005, we had an accumulated deficit of approximately $97.9 million and expect additional operating losses in the foreseeable future as we continue our research and development activities.

      The process of developing our products requires significant research and development efforts, including basic research, pre-clinical and clinical development, as well as FDA regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past, and there can be no assurance that we can achieve profitability in the future. Our ability to achieve profitability depends on our ability, alone or with our collaborators, to develop our drug candidates, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell our drug products. We cannot assure you that we will be successful at any of these activities or predict when we will ever become profitable.

We are dependent on our collaborative arrangements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to negotiate or maintain successful collaborative arrangements.

      We are dependent on our current and any other possible future collaborators to commercialize many of our product candidates and to provide the regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities will be delayed or reduced and our revenues will be materially and adversely impacted.

      We entered into new collaboration partnerships with Merck in September 2004 and Par Pharmaceutical in October 2004. Over the next several years, we will depend on these collaboration partnerships for a significant portion of our revenue. The expected future milestone payments and cost reimbursements under these collaborations will provide an important source of financing for our research and development program, thereby facilitating the application of our technology to the development of our PYY product and enabling the commercialization of our generic calcitonin-salmon intranasal spray, which may produce significant royalty revenue. These collaborative agreements can be terminated by our partners in their discretion upon the satisfaction of certain notice requirements. Our partners are not precluded from independently pursuing competing products and drug delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. If our collaboration partners fail to conduct their commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, we will earn little or no revenue from those products and we will not be able to achieve our objectives or build a sustainable or profitable business.

Our success depends to a significant degree upon the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners.

      Even if we are able to develop products and obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business would be significantly harmed because our revenue is dependent upon sales of these products.

Even if we are successful in commercializing a product candidate, it is possible that the commercial opportunity for intranasally-administered products will be limited.

      None of our product candidates utilizing our intranasal drug delivery technology have been brought to market. Accordingly, while we believe there is a commercial market for our intranasal drug delivery technology, there can be no assurance that our intranasal drug delivery technology will become a viable commercial alternative to other drug delivery methods. Many factors may affect the market acceptance and commercial success of any potential products, including:

•	establishment and demonstration of the effectiveness and safety of the drugs;

•	timing of market entry as compared to competitive products;

•	the benefits of our drugs relative to their prices and the comparative price of competing products;

•	actual and perceived benefits and detriments of intranasal drug delivery, which may be affected by press and academic literature;

•	marketing and distribution support of our products; and

•	any restrictions on labeled indications.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

      On October 22, 2004, we entered into a license and supply agreement granting Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon intranasal spray. Under the terms of the agreement with Par Pharmaceutical, we will obtain FDA approval, manufacture and supply finished generic calcitonin-salmon intranasal spray to Par Pharmaceutical. Par Pharmaceutical will distribute the product in the United States. Novartis, the supplier of branded calcitonin-salmon intranasal spray, may introduce a generic version through Sandoz US, its wholly-owned subsidiary. Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that our collaboration partner and we succeed in being the first to market a generic version of a significant product, our initial sales and profitability following the introduction of such product will be subject to material reduction upon a competitor’s introduction of the equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

Clinical trials of our product candidates are expensive and time-consuming, and the results of these trials are uncertain.

      Many of our research and development programs are at an early stage. Clinical trials in patients are long, expensive and uncertain processes. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the drug candidate and rate of patient enrollment for the clinical trials. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our pre-clinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any or all of our drug candidates, including PYY intranasal spray, PTH(1-34), generic calcitonin-salmon intranasal spray and morphine gluconate could be unsuccessful, which would prevent us from commercializing these drugs. The FDA conducts its own independent analysis of some or all of the pre-clinical and clinical trial data submitted in a regulatory filing and often comes to different and potentially more negative conclusions than the analysis performed by the drug sponsor. Our failure to develop safe, commercially viable drugs approved by the FDA would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price. In addition, significant delays in clinical trials will impede our ability to seek regulatory approvals, commercialize our drug candidates and generate revenue, as well as substantially increase our development costs.

We are subject to extensive government regulation including the requirement of approval before our products may be marketed.

      We, our collaboration partners, and our product candidates are subject to extensive regulation by governmental authorities in the U.S. and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions: warning letters; fines and other civil penalties; unanticipated expenditures; delays in approving or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution.

      Our product candidates cannot be marketed in the United States without FDA approval or clearance. The FDA has approved only two of our product candidates, Nascobal® nasal gel and Nascobal® nasal spray, and cleared only one, our MASCT device, for sale in the United States. Our other product candidates are in development, and will have to be approved by the FDA before they can be marketed in the United States. Obtaining FDA approval requires substantial time, effort, and financial resources, and there can be no assurance that any approval will be granted on a timely basis, if at all. If the FDA does not approve our product candidates in a timely fashion, or does not approve them at all, our business and financial condition may be adversely affected. We, our collaboration partners, or the FDA may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

      In addition, both before and after regulatory approval, we, our collaboration partners, and our product candidates are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution, and export. The FDA’s requirements may change and additional government regulations may be promulgated that could affect us, our collaboration partners, and our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

      In addition, some of our product candidates, such as our morphine gluconate, will be subject to the requirements of the Controlled Substances Act and implementing regulations thereunder, which are administered by the United States Drug Enforcement Administration (the “DEA”). Establishments may not handle controlled drug substances until they have been inspected and registered by the DEA. The DEA also imposes recordkeeping and reporting requirements, procurement and manufacturing quotas, sales restrictions, and other obligations. Facilities must be equipped to meet DEA security requirements. We currently hold a DEA registration to conduct research at our Hauppauge facility relating to drug formulations containing DEA Schedule II controlled substances. However, there can be no assurance that we will be able to maintain our DEA registration or that we will be able to obtain additional registrations required to continue to research or commercially distribute our product candidates.

Our operating results are subject to significant fluctuations and uncertainties, and our failure to meet expectations of public market analysts or investors regarding operating results may cause our stock price to decline.

      Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

•	timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts;

•	time and costs involved in patent prosecution and development of our proprietary position;

•	continued scientific progress and level of expenditures in our research and development programs;

•	cost of manufacturing scale-up and production batches, including vendor provided activities and costs;

•	time and costs involved in obtaining regulatory approvals;

•	changes in general economic conditions and drug delivery technologies;

•	expiration of existing patents and related revenues; and

•	new products and product enhancements that we or our competitors introduce.

      As a result of these factors and other uncertainties, our operating results have fluctuated significantly in recent years, resulting in net losses of $13.5 million in 2002, $2.1 million in 2003, $28.6 million in 2004 and $14.4 million in the first six months of 2005.

      Our revenues and operating results, particularly those reported on a quarterly basis, will continue to fluctuate significantly. This fluctuation makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, this inability will hurt our competitive position and negatively impact our operating results.

      We specialize in the intranasal delivery of pharmaceutical products and rely on the issuance of patents, both in the United States and internationally, for protection against competitive drug delivery technologies. Although we believe that we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take over three years from initial filing or may never occur. As of June 30, 2005, we had 33 patents issued and 165 patent applications filed.

      Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its claim scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying licensing fees or royalties to us, which could significantly diminish the value of these discoveries or technologies. As a result of such determinations, we may be enjoined from pursuing research, development or commercialization of potential products or may be required to obtain licenses, if available, to the third party patents or to develop or obtain alternative technology. Responding to challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

      Furthermore, it is possible that others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them or elect not to pursue litigation. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may also exist third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications and third parties may independently develop intellectual property similar to our patented intellectual property, which could result in, among other things, interference proceedings in the United States Patent and Trademark Office to determine priority of invention.

      In addition, we may not be able to protect our established and pending patent positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and proprietary position obsolete.

      If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we will not be able to compete effectively in the pharmaceutical delivery business.

Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses will negatively impact our operating results.

      Intellectual property rights, such as patents and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and intellectual property licenses. Therefore, the expiration or other loss of rights associated with intellectual property and intellectual property licenses can negatively impact our business.

Our product development efforts may not result in commercial products.

      Our future results of operations depend, to a significant degree, upon our and our collaboration partners’ ability to successfully commercialize additional pharmaceutical products. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Successful product development in the pharmaceutical industry is highly uncertain, and very few research and development projects result in a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

•	a product candidate may not perform as expected in later or broader trials in humans and limit marketability of such product candidate;

•	necessary regulatory approvals may not be obtained in a timely manner, if at all;

•	a product candidate may not be able to be successfully and profitably produced and marketed;

•	third parties have proprietary rights to a product candidate, and do not allow sale on reasonable terms;

•	a product candidate may not be financially successful because of existing therapeutics that offer equivalent or better treatments; or

•	suppliers of product pumps or actuators required to atomize our formulations may increase their price or cease to manufacture them without prior notice.

      To date, except for our Nascobal® nasal gel and Nascobal® nasal spray (the new drug applications (each, an “NDA”) for which have been transferred to Questcor), none of our other product candidates utilizing our current intranasal drug delivery technology have been approved by the FDA. Accordingly, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized, and delays in any part of the process or our inability to obtain regulatory approval could adversely affect our operating results by restricting introduction of new products by us or our collaboration partners.

We have limited experience in marketing or selling our products, and we may need to rely on marketing partners or contract sales companies.

      Even if we are able to develop our products and obtain necessary regulatory approvals, we have limited experience or capabilities in marketing or commercializing our products. We currently have a limited sales, marketing or distribution infrastructure. Accordingly, we are dependent on our ability to find collaborative marketing partners or contract sales companies for commercial sale of our internally-developed products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues.

Coverage and reimbursement status of newly approved drugs is uncertain and the failure to obtain adequate reimbursement coverage could limit our ability to generate revenue.

      Our products may prove to be unsuccessful if various parties, including government health administration authorities, private healthcare insurers and other healthcare payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products for reimbursement. Sales of therapeutic and other pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from these third party payers. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be absent or reduced.

We may be required to defend lawsuits or pay damages for product liability claims.

      Our business inherently exposes us to potential product liability claims. We face substantial product liability exposure in human clinical trials and for products that we sell, or manufacture for others to sell, after regulatory approval. The risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and manufactured in facilities licensed and regulated by regulatory agencies. Product liability claims, regardless of their merits, could be costly and divert management’s attention, and adversely affect our reputation and the demand for our products.

      We currently have product liability insurance coverage in the amount of $10 million per occurrence and a $20 million aggregate limitation, subject to a deductible of $10,000 per occurrence. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

We may be unable to compete successfully against our current and future competitors.

      Competition in the drug delivery industry is intense. In particular, we face substantial competition from companies pursuing the commercialization of products using intranasal drug delivery technology such as Novartis, Archimedes Pharma (“Archimedes”) (formerly a division of West Pharmaceutical Services, Inc.), Intranasal Technology, Inc. (“Intranasal Technology”), and Innovative Drug Delivery Systems, Inc. (“IDDS”). Established pharmaceutical companies such as AstraZeneca plc (“AstraZeneca”) and GlaxoSmithKline plc (“GlaxoSmithKline”) also have in-house intranasal drug delivery research and development programs that have successfully developed and are marketing products using intranasal drug delivery technology. We also face indirect competition from other companies with expertise in alternate drug delivery technologies such as oral, injectable, patch-based and pulmonary administration. These competitors include Alza Corporation, a Johnson & Johnson company (“Alza”), Alkermes, Inc. (“Alkermes”), Nektar Therapeutics, Inc. (“Nektar”), Skye Pharma plc (“Skye Pharma”), and Penwest Pharmaceuticals Co. (“Penwest Pharmaceuticals”).

      Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

      Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborating relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain intellectual property protection or commercialize such products sooner than we do. Developments by others may render our product candidates or our technologies obsolete or, if developed earlier than our products, may achieve market acceptance which could negatively impact the opportunities for our products regardless of the merits of our technology.

If we have a problem with our manufacturing facilities, we may not be able to market our products or conduct clinical trials.

      A substantial portion of our products for both clinical and commercial use is currently manufactured at our facility in Hauppauge, New York, and we are currently customizing our facility in Bothell, Washington to enable large-scale manufacturing. Our manufacturing capacity of the New York facility is approximately 6 million product units per year, and our manufacturing capacity of the Washington facility will be approximately 54 million product units per year upon completion of FDA review. If we have a problem at either of our manufacturing facilities, it could cause a delay in clinical trials or the supply of product to market. Any significant delay or failure to manufacture could jeopardize our performance contracts with collaboration partners, resulting in material penalties to us and jeopardizing the commercial viability of our products.

We use hazardous chemicals and radioactive and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.

      Our research and development operations involve the use of hazardous, radioactive and biological, potentially infectious, materials. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business.

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

      Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the proposed rules thereunder impose new requirements for the distribution and pricing of prescription drugs in 2004, which could reduce reimbursement of prescription drugs for healthcare providers and insurers. Although we cannot predict the full effect on our business of the implementation of this legislation, we believe that legislation that reduces reimbursement for our products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales.

If we lose our key personnel, or if we are unable to attract and retain additional personnel, then we may be unable to successfully develop our business.

      If we are unable to retain one or more of our corporate officers, Dr. Steven C. Quay, Chairman of the Board, President and Chief Executive Officer, Dr. Gordon C. Brandt, Executive Vice President Clinical Research and Medical Affairs, Dr. Paul H. Johnson, Senior Vice President, Research and Development and Chief Scientific Officer, Gregory L. Weaver, CPA, MBA, Chief Financial Officer and Corporate Secretary, David E. Wormuth, Senior Vice President, Operations, Timothy M. Duffy, Vice President, Marketing and Business Development, or any of our other key managers or key technical personnel, our business could be seriously harmed. Except for the employment agreements with Dr. Quay and Mr. Weaver, we generally do not execute employment agreements with members of our management team. Whether or not a member of management has executed an employment agreement, there can be no assurance that we will be able to retain our key managers or key technical personnel or replace any of them if we lose their services for any reason. We make a significant effort and allocate substantial resources to recruit candidates to our Washington state and New York state offices that are each located a significant distance away from many pharmaceutical and biotechnology companies. Competition for competent managers and technical personnel is intense, and failure to retain our key personnel may:

•	compromise our ability to negotiate and enter into additional collaborative arrangements;

•	delay our ongoing discovery research efforts;

•	delay pre-clinical or clinical testing of our product candidates;

•	delay the regulatory approval process; or

•	prevent us from successfully commercializing our product candidates.

      In addition, if we have to replace any of these individuals, we will not be able to replace knowledge that they have about our operations.

We may encounter difficulties managing our growth, which could adversely affect our business.

      We increased the number of our full-time employees from 52 on December 31, 2002 to 114 on June 30, 2005, and we expect to continue to grow to meet our strategic objectives. If our growth continues, it may place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business could suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

We cannot assure you that our stock price will not decline.

      The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	negative results from our clinical or pre-clinical trials or adverse FDA decisions related to our product candidates or third party products that are in the same drug class as our products;

•	changes in revenue estimates or publication of research reports by analysts or the decision of analysts to drop coverage of us;

•	failure to meet analysts’ revenue estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders and other significant stockholders;

•	low average daily trading volumes due to relatively small number of shares outstanding;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      Additionally, numerous factors relating to our business may cause fluctuations or declines in our stock price.

      The stock markets in general and the markets for pharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

A significant number of shares of our common stock are subject to options and warrants, and we expect to sell additional shares of our common stock in the future. Sales of these shares will dilute the interests of other security holders and may depress the price of our common stock.

      As of June 30, 2005, there were 18,154,990 shares of common stock outstanding. As of such date, there were vested outstanding options to purchase 1,919,997 shares of common stock, unvested outstanding options to purchase 654,588 shares of common stock and outstanding warrants to purchase 1,473,717 shares of common stock. In addition, we may issue additional common stock and warrants from time to time to finance our operations. For example, we completed public offerings of 4,250,000 shares of our common stock in December 2004 and 1,136,364 shares of our common stock in June 2004 to raise capital for general corporate purposes.

      We may also issue additional shares to fund potential acquisitions or in connection with additional stock options or restricted stock granted to our employees, officers, directors and consultants under our stock option plans. The issuance, perception that issuance may occur, or exercise of warrants or options will have a dilutive impact on other stockholders and could have a material negative effect on the market price of our common stock.

We have never paid cash or stock dividends on our common stock and we do not anticipate paying dividends in the foreseeable future.

      We have paid no cash or stock dividends on any of our classes of common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. The terms of our current borrowing facility prohibit the payment of dividends without bank approval. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock may be the sole source of potential gain for the foreseeable future.

The anti-takeover provisions of our stockholder rights plan may entrench management, may delay or prevent beneficial takeover bids by third parties and may prevent or frustrate any stockholder attempt to replace or remove the current management even if the stockholders consider it beneficial to do so.

      We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from us 1/1000 of a share of Series A Junior Participating Preferred Stock for $50. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity and its affiliates, will have the right to receive, upon exercise of the preferred stock purchase right, shares of our common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

      The intent of the stockholder rights plan is to protect our stockholders’ interests by encouraging anyone seeking control of our company to negotiate with our board of directors (the “Board”). However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of the Board, even if doing so may be beneficial to our stockholders. This plan may discourage, delay or prevent a tender offer or takeover attempt, including offers or attempts that could result in a premium over the market price of our common stock. This plan could reduce the price that investors might be willing to pay for shares of our common stock in the future. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for stockholders to replace management even if the stockholders consider it beneficial to do so.

An interruption in the supply of our raw and bulk materials needed to make our products could cause our product development and commercialization to be slowed or stopped.

      We currently obtain supplies of critical raw and bulk materials used in our research and development and manufacturing efforts from several suppliers. However, we do not have long-term contracts with any of these suppliers. While our existing arrangements supply sufficient quantities of raw and bulk materials needed to accomplish the clinical development of our product candidates, there can be no assurance that we would have the capability to manufacture sufficient quantities of our product candidates to meet our needs if our suppliers are unable or unwilling to supply such materials. Any delay or disruption in the availability of raw or bulk materials could slow or stop product development and commercialization of the relevant product. Our dependence upon third parties for the manufacture of our bottles, pumps, and cap components of our intranasal products and the related supply chain may adversely affect our cost of goods, our ability to develop and commercialize products on a timely and competitive basis, and the production volume of our intranasal products.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry’s actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by, or that includes the words “may,” “will,” “could,” “would,” “should,” “believe,” “expect,” “plan,” “anticipate,” “intend,” “estimate,” “predict,” “potential” or similar expressions.

      Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

      The following factors, among others, could cause our or our industry’s future results to differ materially from historical results or those anticipated:

•	our ability to obtain additional funding;

•	our efforts to establish and maintain collaboration partnerships for the development of PYY intranasal spray, PTH(1-34), generic calcitonin-salmon intranasal spray, morphine gluconate intranasal spray, RNAi or other programs;

•	the success or failure of our research and development programs;

•	the advantages and disadvantages of pharmaceuticals delivered intranasally;

•	the need for improved and alternative drug delivery methods;

•	our efforts to collaborate with other pharmaceutical and biotechnology companies that have products under development;

•	our ability to successfully complete product research and development, including pre-clinical and clinical trials and commercialization;

•	our ability to obtain governmental approvals, including product and patent approvals;

•	our ability to successfully manufacture the products of our research and development programs and our marketed products to meet cGMP and to manufacture these products at a financially acceptable cost;

•	our ability to attract and retain our key officers and employees and manufacturing, sales, distribution and marketing partners;

•	costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits;

•	our ability to develop and commercialize our products before our competitors; and

•	the projected size of the drug delivery market.

      We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events.

      These factors and the risk factors beginning on page S-9 of this prospectus supplement are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

COMMON STOCK MARKET DATA

      Our common stock is listed on the Nasdaq National Market under the symbol “NSTK.” The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices of our common stock, as reported on the Nasdaq National Market.

Quarter	High	Low

2003:
First Quarter	$9.95	$6.76
Second Quarter	11.95	7.06
Third Quarter	11.19	7.57
Fourth Quarter	10.70	8.30
2004:
First Quarter	$14.65	$9.01
Second Quarter	14.95	9.40
Third Quarter	15.05	7.25
Fourth Quarter	16.56	11.95
2005:
First Quarter	$12.25	$9.11
Second Quarter	14.88	9.67
Third Quarter (through July 29, 2005)	15.18	13.36

      On July 29, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $14.38 per share.

DIVIDEND POLICY

      Payment of dividends and the amount of dividends depend on matters deemed relevant by our board of directors, such as our results of operations, financial condition, cash requirements, future prospects and any limitations imposed by law, credit agreements and debt securities. To date, we have not paid any cash dividends or stock dividends on our common stock. In addition, we currently anticipate that we will not pay any dividends in the foreseeable future and intend to use retained earnings, if any, for working capital purposes.

USE OF PROCEEDS

      The net proceeds from the sale of the 1,500,000 shares of our common stock offered in this offering are estimated to be approximately $             million ($             million if the underwriters’ over-allotment option is exercised in full), based on a public offering price of $           per share and after deducting the underwriting discounts and commission and estimated offering expenses.

      We intend to use the net proceeds from this offering for general corporate purposes, including, without limitation, funding of our PTH(1-34) and RNAi clinical research and development programs, the clinical development of our other product candidates, capital expenditures and working capital needs. Amounts and timing of the expenditures will depend on numerous factors, such as the status of our clinical trials and research and development efforts, technological advances and competitive environment of our product candidates. Prior to the use of the net proceeds for any such purposes, we may also invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

      The following table shows our capitalization as of June 30, 2005 on an actual basis and on an as adjusted basis to give effect to our sale of the 1,500,000 shares of common stock in this offering, assuming a public offering price of $14.38 per share, after deducting underwriting discounts, commissions, and estimated offering expenses. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto that are incorporated by reference in this prospectus supplement and the accompanying base prospectus.

	As of June 30, 2005

	Actual	As Adjusted

	(unaudited, in thousands
	except share amounts)
Cash, cash equivalents and short-term investments	$51,979	$71,647

Long-term liabilities	5,773	5,773
Stockholders’ equity:
Preferred stock, $0.01 par value; 100,000 authorized; no shares issued and outstanding	—	—
Common stock, $0.006 par value; 25,000,000* shares authorized; 18,154,990 shares outstanding; as adjusted — 19,654,990 shares	109	118
Additional paid-in capital	144,882	164,541
Deferred compensation	(1,429)	(1,429)
Accumulated deficit	(97,904)	(97,904)

Total stockholders’ equity	45,658	65,326

Total capitalization	$51,431	$71,099

      The number of shares of common stock outstanding is based on the number of shares outstanding as of June 30, 2005, and does not include, as of that date:

•	1,473,717 shares of common stock issuable upon the exercise of warrants outstanding at June 30, 2005 with a weighted average exercise price of $10.69.

•	2,574,585 shares of common stock issuable upon the exercise of options outstanding at June 30, 2005 with a weighted average exercise price of $11.70.

•	556,879** shares of common stock reserved for future stock option grants and restricted stock awards as of June 30, 2005 under our stock option plans.

•	The table above assumes no exercise of the underwriters over-allotment option to purchase an additional 225,000 shares of our common stock.

*	On July 20, 2005, we filed a Restated Certificate of Incorporation which, among other things, increased the number of our authorized shares of common stock from 25,000,000 to 50,000,000.

**	Does not include an additional 750,000 shares that were authorized for issuance under our 2004 Stock Incentive Plan by stockholders on July 20, 2005 which were issued or granted on such date in connection with certain executive compensation awards, as set forth in detail in our Definitive Proxy Statement on Schedule 14A relating to our Annual Meeting of Stockholders held on July 20, 2005 under Proposal No. 5.

DILUTION

      Our net tangible book value as of June 30, 2005 was $45.6 million, or $2.51 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding as of that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock in the offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 1,500,000 shares of common stock in this offering, at a public offering price of $14.38 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of June 30, 2005 would have been approximately $65.2 million, or $3.32 per share. This represents an immediate increase in the net tangible book value per share of $0.81 per share to existing stockholders and an immediate dilution of $11.06 per share to purchasers of the shares of common stock being offered through this prospectus supplement. The following table illustrates this per-share dilution:

Offering price per share		$14.38
Pro forma net tangible book value per share as of June 30, 2005	$2.51
Increase per share attributable to this offering	0.81
Pro forma as adjusted net tangible book value per share after this offering		3.32

Dilution per share to new investors		$11.06

      The foregoing table does not take into effect further dilution to new investors that could occur upon:

•	the exercise by the underwriters’ of their over-allotment option to purchase up to an additional 225,000 shares of common stock; and

•	the exercise of outstanding options or warrants.

      The calculation of net tangible book value and other computations above assume that no options or warrants were exercised after June 30, 2005. As of June 30, 2005, 2,574,585 shares of common stock were issuable upon exercise of outstanding options at a weighted average exercise price of $11.70 per share and warrants outstanding to purchase a total of 1,473,717 share of common stock at a weighted average exercise price of $10.69 per share. If all these options and warrants had been exercised as of June 30, 2005, our net tangible book value on that date would have been $91.4 million or $4.12 per share, the increase in net tangible book value attributable to new investors would have been $0.57 per share and the dilution in net book value to new investors would have been $9.69 per share.

SELECTED FINANCIAL DATA

      The tables below present our summary consolidated financial data for the periods indicated. The statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent registered public accounting firm, and incorporated by reference into this prospectus supplement and the accompanying prospectus. The statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus supplement and the accompanying prospectus. The results of operations for the interim periods are not necessarily indicative of the results for a full fiscal year or for any future period.

      The accompanying summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying consolidated financial statements and related notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

Statement of Operations Data:	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)	2004(6)	2005

	(in thousands, except per share data)
Revenue:
Product revenue, net	$906	$996	$1,408	$1,805	$291	$95	$—
License and research fees	3,235	1,607	7,515	17,635	1,556	98	4,932

Total revenue	4,141	2,603	8,923	19,440	1,847	193	4,932
Operating expenses:
Cost of product revenue	358	503	289	498	258	64	—
Research and development	6,399	6,595	11,613	17,097	21,083	11,111	14,460
Acquired in-process research and development	2,300	—	—	—	—	—	—
Royalties	1,517	487	9	—	—	—	—
Sales and marketing	655	595	1,863	2,377	1,046	365	618
General and administrative	3,247	3,977	8,138	5,679	7,951	3,696	4,930
Restructuring charge	—	—	595	—	—	—	—

Total operating expenses	14,476	12,157	22,507	25,651	30,338	15,236	20,008

Net loss from operations	(10,335)	(9,554)	(13,584)	(6,211)	(28,491)	(15,043)	(15,076)
Gain on sale of product	—	—	—	4,236	—	—	—
Interest income	644	322	278	227	344	99	825
Interest and other expense	—	—	(162)	(393)	(462)	(191)	(180)

Net loss	$(9,691)	$(9,232)	$(13,468)	$(2,141)	$(28,609)	$(15,135)	$(14,431)

						Six Months Ended
	Year Ended December 31,					June 30,

Statement of Operations Data:	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)	2004(6)	2005

	(in thousands, except per share data)
Net loss per common share:
Basic and Diluted	$(1.51)	$(1.16)	$(1.34)	$(0.20)	$(2.21)	$(1.26)	$(0.81)
Shares used in computing net loss per share:
Basic and Diluted	6,437	7,956	10,028	10,751	12,955	12,005	17,801

	December 31,					June 30,

Balance Sheet Data:	2000(1)	2001(2)	2002(3)	2003(4)	2004(5)	2004(6)	2005

	(in thousands)
Cash and short-term investments	$6,256	$11,760	$9,021	$25,081	$74,474	$25,991	$51,979
Working capital	5,799	10,404	3,342	14,766	58,362	13,762	44,220
Total assets	11,661	15,440	23,050	31,138	80,775	32,004	61,903
Accumulated deficit	(30,003)	(39,235)	(52,703)	(54,844)	(83,453)	(69,979)	(97,884)
Total stockholders’ equity	9,565	13,494	8,645	17,906	58,148	16,496	45,658

(1)	In 2000, we acquired Atossa in a transaction that was accounted for under the purchase method. In connection with the acquisition, we recognized a charge of $2.3 million for acquired in-process research and development.

(2)	In 2001, we completed two private placements totaling 2,117,361 shares of common stock from which we received net proceeds of $9.5 million.

(3)	In 2002, we received net proceeds of $5.0 million from a private placement of 250,000 shares of common stock.

(4)	In 2003, we received net proceeds of $10.0 million from a private placement of 1,513,069 shares of common stock.

(5)	In 2004 we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock pursuant to our $30 million shelf registration statement on Form S-3 (File No. 333-111324) that was declared effective by the SEC on January 14, 2004, and $52.9 million from a public offering of 4,250,000 shares of common stock pursuant to our $80 million shelf registration statement on Form S-3 (File No. 333-119429) that was declared effective by the SEC on October 8, 2004.

(6)	In the first six months of 2004, we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock pursuant to our $30 million shelf registration statement on Form S-3 (File No. 333-111324) that was declared effective by the SEC on January 14, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operation together with our consolidated financial statements and related notes that are incorporated by reference into this prospectus supplement.

Overview

      We are a pharmaceutical company focusing on development and commercialization of innovative products based on proprietary molecular biology-based intranasal drug delivery technology for delivering both small and large molecule drugs. Using this technology, we create or utilize novel formulation components or excipients that can transiently manipulate or open “tight junctions” between cells in various tissues and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the intranasal mucosa, the gastrointestinal tract, and the blood brain barrier. They function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries. This technology is the foundation of our intranasal drug delivery platform, although some of our product candidates utilize our expertise outside this area. Generally, we seek to apply our technology to compounds that we license to, or acquire from, collaborators or other third parties.

      We believe our intranasal drug delivery technology offers advantages over injectable routes for the administration of large molecules such as peptides and proteins. These advantages may include improved safety and clinical efficacy and increased patient compliance due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our intranasal drug delivery technology offers advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal and liver metabolism. We are utilizing our technologies to develop commercial products, initially with collaboration partners. In select cases, we also plan to internally develop, manufacture and commercialize our products.

      We and our collaboration partners are developing a diverse portfolio of product candidates for multiple therapeutic areas including obesity, osteoporosis and breakthrough cancer pain. Our lead product candidate, PYY for obesity, is in Phase I clinical trials and is being developed with our collaboration partner Merck. Additionally, we are developing two product candidates for the treatment of osteoporosis. PTH(1-34) is in Phase I clinical trials, and we have filed an ANDA for our generic calcitonin-salmon intranasal spray which we are developing with our collaboration partner Par Pharmaceutical. As of June 30, 2005, we had 33 patents issued and 165 patent applications filed to protect our proprietary technologies.

Critical Accounting Policies and Estimates

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting estimates which are those that are most important to the portrayal of our financial condition and results of operations and which require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider key accounting policies; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments which are difficult or subjective.

      Revenue Recognition. Most of our revenues result from research and licensing arrangements. These research and licensing arrangements may include upfront non-refundable payments, development milestone payments, revenue from product manufacturing, payments for research and development services performed and product sales royalties or revenue. Our revenue recognition policies are based on the requirements of SEC Staff Accounting Bulletin No. 104 “Revenue Recognition,” and, for contracts with multiple deliverables, we allocate arrangement consideration based on the fair value of the elements under guidance from Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Under EITF 00-21, revenue arrangements with multiple deliverables may be divided into separate units of accounting such as product development and contract manufacturing. Revenue is allocated to these units based upon relative fair values with revenue recognition criteria considered separately for each unit.

      Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. If we cannot estimate the costs to complete development, but can estimate an expected NDA filing date, we will recognize license fee revenue ratably through the NDA filing date. If we are unable to reasonably estimate either total costs to complete development or an expected NDA filing date (performance period), we will defer revenue recognition until one of those estimates can be made or the project is discontinued.

      Milestones, in the form of additional license fees, typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe that a milestone represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part. We recognize such milestones as revenue when they become due and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, we recognize revenue in manner similar to that of an upfront technology license fee.

      The timing and amount of revenue that we recognize from licenses of technology, either from upfront fees or milestones where we are providing continuing services related to product development, is dependent upon our estimates of filing dates or development costs. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period.

      Royalty revenue is generally recognized at the time of product sale by the licensee.

      Revenue from research and development services performed is generally received for services performed under collaboration agreements, and is recognized at the time the services are performed. Payments received in excess of amounts earned are recorded as deferred revenue.

      Product sales revenue is recognized at the time the manufactured goods are shipped to the purchaser and title has transferred.

      Stock-Based Compensation. We apply Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”). In the Notes to Condensed Consolidated Financial Statements, we provide pro-forma disclosures in accordance with SFAS 123 and related pronouncements. Under APB 25, compensation expense is recorded on the date of grant of an option to an employee or member of the Board only if the fair market value of the underlying stock at the time of grant exceeds the exercise price. In addition, we have granted options to certain outside consultants, which are required to be measured at fair value and recognized as compensation expense in our Condensed Consolidated Statements of Operations. We apply the Black-Scholes option-pricing model for estimating the fair value of options, which involves a number of judgments and variables including estimates of the life of the options and expected volatility which are subject to significant change. A change in the fair value estimate could have a significant effect on the amount of compensation expense calculated.

      In June 2004, our 2004 Stock Incentive Plan was approved by our shareholders and, subsequently, restricted stock grants have been issued to certain directors and employees. Non-cash compensation expense is being recognized over the applicable vesting periods of one to four years of the restricted shares.

      In December 2004, the FASB released its revised standard, SFAS No. 123R (“SFAS 123R”), “Share-Based Payment.” SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. A public entity will initially measure the cost of liability based service awards based on its current fair value and the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. In April 2005, the SEC released Staff Accounting Bulletin No. 107 providing additional guidance on the adoption of SFAS 123R and amended its previously adopted rule to modify the compliance dates for SFAS 123R, requiring adoption for fiscal years beginning after June 15, 2005. We are evaluating SFAS 123R and believe it will likely result in recognition of additional non-cash stock-based compensation expense and, accordingly, would increase net loss in amounts which likely will be considered material.

      Income Taxes. A critical estimate is the full valuation allowance for deferred taxes that was recorded based on the uncertainty that such tax benefits will be realized in future periods. To the extent we achieve profitability such deferred tax allowance would be reversed.

      Clinical Trial Expenses. Clinical trial expenses, which are included in research and development expenses, represent obligations resulting from our contracts with various clinical research organizations in connection with conducting clinical trials for our product candidates. We recognize expenses for these contracted activities based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe that this method best approximates the efforts expended on a clinical trial with the expenses we record. We adjust our rate of clinical expense recognition if actual results differ from our estimates.

Results of Operations

      Total Revenue. The following table sets forth information on the breakdown of total revenue:

	Year Ended December 31,						Six Months Ended June 30,

	2002		2003		2004		2004		2005

		% of		% of		% of		% of		% of
	Revenue	Total	Revenue	Total	Revenue	Total	Revenue	Total	Revenue	Total

	(dollars in thousands)
Product revenue, net	$1,408	16%	$1,805	9%	$291	16%	$95	49%	—	—
License and research fees	7,515	84	17,635	91	1,556	84	98	51	$4,932	100%

Total Revenue	$8,923	100%	$19,440	100%	$1,847	100%	$193	100%	$4,932	100%

      Our total revenue increased significantly to $4.9 million in the first six months of 2005 compared to $0.2 million in the corresponding period in 2004, due primarily to a $2.0 million milestone payment received from Questcor and to the recognition of current period research and development fees and deferred license fees received in 2004 from Merck, Par Pharmaceutical and other collaboration partners over the estimated remaining development periods. Our total revenue decreased significantly to $1.8 million in 2004 compared to $19.4 million in 2003, primarily because of license and research fees received by us and recognition of previously deferred amounts in 2003 as a result of the divestiture agreement with Pharmacia in January 2003, pursuant to which we reacquired all rights to the intranasal apomorphine product. The 118% increase in total revenue to $19.4 million in 2003 compared to $8.9 million in 2002 was driven primarily by an increase in license and research fees as a result of the divestiture agreement with Pharmacia, and to a lesser extent from fees from services performed for Questcor in filing the NDA for our Nascobal® nasal spray product totaling $1,025,000.

      License and Research Fees. The following table sets forth the breakdown of our license and research fees:

	Year Ended			Six Months
	December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
License fees and research and development services fees recognized under the collaboration and license agreement with Merck	$—	$—	$1,257	$—	$1,876

Revenue received under the divestiture agreement with Pharmacia:
Divestiture payment	—	$6,000	—	—	—
Research funds received at time of divestiture	—	7,000	—	—	—
Revenue received under the collaboration and license agreement with Pharmacia:
License fee revenue recognized	1,749	3,251	—	—	—
Milestone payments	3,000	—	—	—	—
Research and development services performed	2,620	11	—	—	—

Subtotal of Pharmacia-related revenue	7,369	16,262	—	—	—
Questcor FDA Approval Milestone Payment	—	—	—	—	2,000
Other license and research fees	146	1,373	299	$98	1,056

Total license and research fees	$7,515	$17,635	$1,556	$98	$4,932

      Our license and research fee revenue recognized in 2004 is primarily composed of amortization over the estimated development periods of the $5.0 million license fee received from Merck in October 2004 and of the license fee received from Par Pharmaceutical in October 2004, and fees recognized from other collaboration and license agreements. The estimated development periods may be revised over time based upon changes in clinical development plans, regulatory requirements or other factors, many of which may be out of our control.

      A significant portion of our license and research fees in 2003 and 2002 came from revenue received under the collaboration and license agreement and the divestiture agreement with Pharmacia, representing 84% of total revenue in 2003 and 83% of total revenue in 2002. We entered into a collaboration and license agreement with Pharmacia in February 2002, pursuant to which Pharmacia received exclusive worldwide rights to develop and market intranasal apomorphine product for the treatment of male and female sexual dysfunction. Under the agreement, we received $5.0 million in 2002 which we amortized over the estimated development period. Upon termination of the collaboration and license agreement in April 2003, we recognized all remaining deferred revenues. Accordingly, we recognized $1.7 million in 2002 and $3.3 million in 2003 as license and research fees.

      We also recognized an aggregate of $3.0 million in 2002 as license and research fees for achieving development milestones under the collaboration and license agreement. In addition, Pharmacia agreed to pay us for certain research and development costs for activities conducted by us since the execution of the collaboration and license agreement, and we recognized $2.6 million in 2002 and $11,000 in 2003 as license and research fees related to such activities.

      We entered into a divestiture agreement with Pharmacia in January 2003, under which we reacquired all rights to the intranasal apomorphine products that were previously granted to Pharmacia under a collaboration and license agreement in February 2002. Under the divestiture agreement, Pharmacia made a cash payment of $13.5 million consisting of a $6.0 million divestiture payment, $7.0 million research and development funds and $0.5 million for reimbursement of expenses of the divestiture transaction. We recognized $13.0 million of such payments as license and research fees in 2003. We did not recognize any revenue from Pharmacia during 2004.

      Product Revenue and Cost of Product Revenue. The following table sets forth information on product revenue, cost of product revenue and cost of product revenue as a percentage of product revenue:

	Year Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Product revenue	$1,408	$1,805	$291	$95	$—
Cost of product revenue	289	498	258	64	—
Cost of product revenue as a percentage of product revenue	21%	28%	89%	67%

      Product revenue consists of sales of Nascobal® nasal gel and royalty revenue from sales of Nascobal® nasal gel. From 1997 until September 30, 2002, we granted to Schwarz Pharma, Inc. (“Schwarz Pharma”) exclusive rights to market Nascobal® in the U.S. while retaining worldwide manufacturing rights. Accordingly, we recorded revenue from sales of manufactured Nascobal® nasal gel to Schwarz Pharma and royalty revenue received from Schwarz Pharma. On September 30, 2002, we terminated the license agreement with Schwarz Pharma and reacquired rights to Nascobal® nasal gel. During the period from October 1, 2002 to June 17, 2003, we earned revenue from our own direct sales of Nascobal® nasal gel to drug wholesalers using a contract sales organization and a contract distributor. On June 17, 2003, we completed the sale of the assets relating to our Nascobal® brand products, including the Nascobal® nasal gel, to Questcor. In connection with the sale, we entered into a supply agreement with Questcor under which Questcor is obligated to purchase from us all of its requirements for the Nascobal® nasal gel and, upon FDA approval, the Nascobal®nasal spray. Since the sale, we earn product sales revenue under the supply agreement and we expect to receive product sales revenue under this supply agreement in the future.

      Primarily as a result of the change described above, product revenue decreased by 84% in 2004 compared to 2003, and gross margin decreased to 11% in 2004 compared to 72% in 2003. The 72% increase in cost of product revenue in 2003 compared to 2002 was driven, in part, by an increase in product revenue as a result of our own direct sales of Nascobal® nasal gel from October 1, 2002 to June 17, 2003. The cost of product revenue as a percentage of product revenue increased to 28% in 2003 from 21% in 2002, primarily due to the inclusion of $0.3 million of royalty revenue in 2002 in product revenue on which no cost of product revenue was recorded. During the six months ended June 30, 2004, we earned $95,000 in product revenue under the supply agreement with Questcor. During the six months ended June 30, 2005, we did not produce or ship any Nascobal® nasal gel.

      Research and Development. Research and development expense consists primarily of salaries and other personnel-related expenses, costs of clinical trials, consulting and other outside service, laboratory supplies, facilities costs, FDA filing fees and other costs. Research and development expense by project as a percentage of total research and development project expense, and total research and development expense, are as follows:

	Year Ended			Six Months Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
PYY	1%	14%	42%	53%	9%
Calcitonin	6	32	18	15	36
Tight Junctions and RNAi	—	—	22	14	21
PTH (1-34)	—	—	7	6	14
Apomorphine	47	25	3	5	—
Other research and development projects(1)	46	29	8	7	20

	100%	100%	100%	100%	100%
Total research and development expense	$11,613	$17,097	$21,083	$11,111	$14,460

(1)	Other research and development projects include our oral abuse-resistant opioid, Morphine Gluconate and other projects.

      The 30% increase in research and development expense in first six months of 2005 compared to the corresponding period in 2004 resulted primarily from the following costs:

•	Costs of clinical trials, consulting, outside services and laboratory supplies increased by 26% to $5.9 million in the first six months of 2005 compared to $4.7 million in the corresponding period in 2004 due primarily to the timing of clinical trials performed for our calcitonin, PYY, PTH(1-34) and RNAi products under development.

•	Personnel-related expenses increased by 37% to $5.9 million in the first six months of 2005 compared to $4.3 million in the corresponding period in 2004 due to an increase in staffing our research and development personnel in support of our research and development programs.

•	Facilities-related costs increased by 29% to $2.2 million in the first six months of 2005 compared to $1.7 million in the corresponding period in 2004 due to rent and related expenses on additional space leased in the Bothell facility and increased depreciation and maintenance on equipment.

      The 23% increase in research and development expense in 2004 compared to 2003 resulted primarily from the following:

•	Personnel-related expenses increased by 33% to $8.9 million in 2004 compared to $6.7 million in 2003 due to an increase in personnel supporting our research and development programs.

•	Costs of clinical trials, consulting, outside services and laboratory supplies increased by 4% to $7.4 million in 2004 compared to $7.1 million in 2003 due primarily to the timing of clinical trials performed for our PYY, calcitonin, RNAi, PTH(1-34) and intranasal apomorphine products under development.

•	Research and development administrative expenses increased by 116% to $1.3 million in 2004 compared to $0.6 million in 2003 due primarily to an increase in licensing of third-party patent technologies including patent licenses from Thiakis, Cedars-Sinai and the University of Cincinnati.

•	Facilities and equipment costs increased by 26% to $3.4 million in 2004 compared to $2.7 million in 2003 due to rent and related expenses on additional space leased at the Bothell facility and an increase in depreciation of equipment resulting from additional capital expenditures.

      The 47% increase in research and development expense in 2003 compared to 2002 resulted primarily from the following:

•	Personnel-related expenses increased by 52% to $6.7 million in 2003 compared to $4.4 million in 2002 due to an increase in research and development activities for our products under development and our tight junctions technology.

•	Costs of clinical trials, consulting, outside services and laboratory supplies increased by 39% to $7.1 million in 2003 compared to $5.1 million in 2002 due to clinical trials performed for our intranasal apomorphine and PYY products under development.

•	Facilities costs increased by 50% to $2.7 million in 2003 compared to $1.8 million in 2002 due to rent and related expenses of the Bothell facility, offset in part by closure of the Adams Avenue facility in the fourth fiscal quarter of 2002.

•	FDA filing fees in 2003 were approximately $0.3 million due to the filing of the NDA for the Nascobal® nasal spray. There were no FDA filing fees in 2002.

      We expect a continued increase in research and development expense in the foreseeable future as we continue to expand our research and development activities. These expenditures are subject to uncertainties in timing and cost to completion. We test compounds in numerous pre-clinical trials for safety, toxicology and efficacy. We then conduct early stage clinical trials for each drug candidate. If we are not able to engage a collaboration partner prior to the commencement of later stage clinical trials, or if we decide to pursue a strategy of maintaining commercialization rights to a program, we may fund these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials by us and our collaboration partners may take several years or more, but the length of time varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the trials;

•	the duration of patient follow-up that seems appropriate in view of results; and

•	the number and complexity of safety and efficacy parameters monitored during the study.

      None of our current product candidates has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our and our collaboration partners’ clinical data establishes the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our products. In the event that the collaboration partner has control over the development process for a product, the estimated completion date would largely be under control of such partner. We cannot forecast with any degree of certainty how such collaboration arrangements will affect our development plans or capital requirements.

      As a result of the uncertainties discussed above, we are often unable to determine the duration and completion costs of our research and development projects or when and to what extent we will receive cash inflows from the commercialization and sale of a product.

      Royalties. We did not incur any royalty expense in the six months ended June 30, 2005, in 2004 and in 2003. In 2002, we recognized royalty expenses of $9,000.

      Sales and Marketing. Sales and marketing expense consists primarily of salaries and other personnel-related expenses, costs of using a contract sales organization and a contract distributor for

Nascobal® nasal gel, consulting, sales materials, trade shows and advertising. Total sales and marketing expense and dollar and percentage changes are as follows:

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Total sales and marketing expense	$1,863	$2,377	$1,046	$365	$618
Dollar increase (decrease)		514	(1,331)		253
Percentage increase (decrease)		28%	(56)%		69%

      Sales and marketing expense increased by 69% to $0.6 million in the first six months in 2005 compared to $0.4 million in the same period in 2004 primarily as the result of increased business development personnel costs and increases in spending on market research. The 56% decrease in sales and marketing expenses in 2004 compared to 2003 resulted primarily from reduced sales and marketing expenses following the sale of the assets relating to our Nascobal® brand products to Questcor in June 2003. In the first six months of 2003, we incurred costs associated with marketing programs to support our own direct sales of Nascobal® nasal gel prior to our sale of the assets relating to our Nascobal® brand. We expect sales and marketing costs, which includes business development staff and activities, to increase moderately in the foreseeable future to support activities associated with partnering our other drug candidates.

      In October 2002, after we terminated the agreement with Schwarz Pharma and reacquired rights to Nascobal® nasal gel, we initiated marketing programs to re-launch direct sales of Nascobal® nasal gel. The 28% increase in sales and marketing expense in 2003 compared to 2002 was primarily due to expenses incurred as part of this re-launch. In June 2003, we discontinued direct sales of Nascobal® nasal gel.

      General and Administrative. General and administrative expense consists primarily of salaries and other personnel-related expenses to support our research and development activities, amortization of non-cash deferred stock option and restricted stock compensation, professional fees such as accounting and legal, corporate insurance, amortization of intangibles and facilities costs. Total general and administrative expense and dollar and percentage changes are as follows:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Total general and administrative expense	$8,138	$5,679	$7,951	$3,696	$4,930
Dollar increase (decrease)		(2,459)	(2,272)		1,234
Percentage increase (decrease)		(30)%	40%		33%

      The 33% increase in the first six months in 2005 compared to the corresponding period in 2004 was due primarily to increased compensation related expenses due to the hiring of additional personnel supporting R&D and compliance activities, legal and accounting fees, corporate insurance, non-cash stock compensation expense related to restricted stock grants and other administrative costs.

      The 40% increase in general and administrative expenses in 2004 compared to 2003 resulted primarily from the following:

•	Costs of legal fees, accounting fees, corporate insurance and other administrative costs increased by 48% to $3.7 million in 2004 compared to $2.5 million in 2003. This was due primarily to increases in legal and accounting fees, corporate insurance, non-cash stock compensation expense related to restricted stock grants and other administrative costs. In addition, 2003 included a $0.5 million expense reduction related to the reimbursement of legal expenses received as part of the divestiture agreement with Pharmacia.

•	Amortization of non-cash deferred stock compensation increased by 100% to approximately $1.0 million in 2004 compared to $0.5 million in 2003, primarily due to the expensing of restricted stock which was first issued in 2004.

•	Personnel-related expenses increased by 25% to $3.0 million in 2004 compared to $2.4 million in 2003 due primarily to increased headcount related to administrative activities.

      The 30% decrease in general and administrative expenses in 2003 compared to 2002 resulted primarily from the following:

•	Costs of legal fees, accounting fees, corporate insurance and other administrative costs decreased by 43% to $2.1 million in 2003 compared to $3.7 million in 2002. In January 2003, we entered into a divestiture agreement with Pharmacia under which we reacquired all rights to the intranasal apomorphine product. In preparation of this transaction, we incurred significant legal costs in 2002. In 2003, as part of the divestiture agreement, we received and recorded a $0.5 million legal cost reimbursement from Pharmacia. Patent legal fees decreased by $0.4 million in 2003 compared to 2002 due to the addition of an in-house patent counsel in 2003.

•	Amortization of non-cash deferred stock option compensation decreased by 64% to approximately $0.5 million in 2003 compared to $1.4 million in 2002. We recorded approximately $0.5 million of non-cash compensation expense in 2003 and $0.8 million in 2002 related to stock options granted to our Chief Executive Officer in connection with the extension of his employment agreement through December 31, 2005, as well as approximately $0.6 million of compensation expense in 2002 related to extending the expiration dates for all options held by certain members of the Board of Directors.

•	Facilities costs decreased by 33% to $0.4 million in 2003 compared to $0.6 million in 2002 primarily due to the closure of our prior headquarters facility in Hauppauge, New York in the fourth quarter of 2002.

•	Personnel-related expenses increased by 4% to $2.4 million in 2003 compared to $2.3 million in 2002 primarily due to increased headcount.

•	Amortization of intangibles increased by 100% to $0.4 million in 2003 compared to $0.2 million in 2002 due to amortization of the Nascobal® related assets. In June 2003, we completed the sale of the assets relating to our Nascobal® brand products to Questcor, at which time the amortization ceased.

      We expect general and administrative expenses to remain stable or to increase in the foreseeable future, depending on the growth of our research and development and other corporate activities.

      Restructuring Charge. We did not incur restructuring charges in 2004 or 2003. In 2002, we recorded a restructuring charge of approximately $0.6 million relating to the termination of the lease of our prior headquarters facility in Hauppauge, New York. The restructuring charge was comprised of approximately $0.9 million in a write-off of leasehold improvements and approximately $0.1 million for additional costs related to vacating the facility, which was partially offset by an elimination of approximately $0.4 million in deferred rent liability.

      Gain on Sale of Product. In 2003, we recognized a gain of approximately $4.2 million on the sale of the assets related to our Nascobal® brand products to Questcor. The gain was calculated as $14.0 million in non-contingent proceeds, less the net book value of assets of $8.1 million, less costs and fees. At the time of the sale, approximately $1.0 million of gain relating to the fair value of work to be completed on the NDA filing for the Nascobal® nasal spray product was deferred and later recognized in 2003 as license and research fee revenue.

      Interest Income. The following table sets forth information on interest income, average funds available for investment and average interest rate earned:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Interest income	$278	$227	$344	$99	$825
Average funds available for investment	14,200	18,200	24,100	20,200	60,900
Average interest rate	2.0%	1.3%	1.4%	1.0%	2.7%

      Interest income increased substantially to $0.8 million in the first six months of 2005 compared to $0.1 million in the corresponding period in 2004 primarily due to higher average balances available for investment and, to a lesser extent, increases in prevailing market interest rates. The 52% increase in interest income in 2004 compared to 2003 was primarily due to higher average balances available for investment. The 18% decrease in interest income in 2003 compared to 2002 was due primarily to a decrease in the average interest rate earned on funds available for investment due to a decrease in the prevailing market interest rates.

      Interest Expense. We incur interest expense on our capital leases and notes payable. The following table sets forth information on interest expense, average borrowings and average interest rate earned:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)
Interest expense	$162	$393	$414	$191	$191
Average borrowings under capital leases and notes payable	2,400	8,000	10,600	10,000	5,900
Average interest rate	6.8%	4.9%	3.9%	3.8%	6.5%

      Interest expense in the six month period ended June 30, 2005 compared to the same period in 2004 was approximately unchanged due to an increase in the prevailing interest rates, combined with an overall reduction in borrowings and a shift in the borrowing mix from cash-secured bank debt to asset lease financing. In the six-month period ended June 30, 2005, average borrowings under the Wells Fargo note were approximately $2.4 million at 3.25% interest, and average borrowings under the GE Capital leases were approximately $3.5 million at interest rates ranging from approximately 8.3% to 10.0%. In the six-month period ended June 30, 2004, average borrowings under the Wells Fargo note were approximately $7.4 million at approximately 2.0% interest, and average borrowings under the GE Capital leases were approximately $2.6 million at interest rates ranging from approximately 8.3% to 10.0%.

      The 5% increase in interest expense in 2004 compared to 2003 was due to an increase in the average borrowings partially offset by lower average interest rates. In 2004, average borrowings under the Wells Fargo note were approximately $7.8 million, at rates averaging approximately 2.3%, and average borrowings under the GE Capital leases were approximately $2.8 million, at rates ranging from approximately 8.3% to 10.0%. In 2003, average borrowings under the Schwarz Pharma and Wells Fargo notes were approximately $7.0 million, at interest rates ranging from 1.5% to 7.5%, and average borrowings under the GE Capital leases were approximately $1.0 million, at interest rates ranging from approximately 8.3% to 10.0%.

      The 143% increase in interest expense in 2003 compared to 2002 was driven primarily by a 233% increase in the average borrowings, partially offset by a decrease in the average interest rate. In June 2003, we paid off the note payable to Schwarz Pharma, which had an interest rate of 7.5%, in connection with our sale of the assets relating to our Nascobal® brand products to Questcor. In June 2003, we entered into a note payable with Wells Fargo Bank with an initial balance of $7.0 million at a rate of LIBOR plus 0.75%. The rate paid on the Wells Fargo note ranged from 1.9% to 2.0% in 2003. We also increased borrowings on our capital leases in 2003 by approximately $2.4 million at interest rates ranging from 8.3% to 8.6%.

Liquidity and Capital Resources

      Cash Requirements. Our capital requirements consist primarily of the need for working capital, including funding research and development activities and capital expenditures for the purchase of equipment. From time to time, we may also require capital for investments involving acquisitions and strategic relationships. We have an accumulated deficit of approximately $97.9 million as of June 30, 2005 and expect additional operating losses in the foreseeable future as we continue to expand our research and development activities. In addition, we are planning to enter into various collaborations to accelerate our research and development programs. To the extent these collaborations do not proceed as planned, we may be required to reduce our research and development activities or, if necessary and possible, raise additional capital from new investors or in the public markets.

      We also have contractual obligations in the form of facility and capital leases. The following chart summarizes our contractual obligations as of June 30, 2005:

	Payments Due by Year

		July-Dec.
	Total	2005	2006	2007	2009	2010	Thereafter

	(in thousands)
Facility leases	$20,217	$871	$1,785	$1,832	$1,881	$1,931	$11,918
Capital lease obligation	4,586	1,142	1,940	1,015	385	104	—

Total	$24,803	$2,013	$3,725	$2,847	$2,266	$2,035	$11,918

      Sources and Uses of Cash. We have financed our operations primarily through the sale of common stock and warrants through private placements and in the public markets, revenues received from our collaboration partners, equipment financing facilities and notes payable.

      On December 18, 2003, we filed a shelf registration statement with the SEC, which was declared effective by the SEC on January 14, 2004, pursuant to which we may issue common stock or warrants, up to an aggregate of $30 million. On September 30, 2004 we filed another shelf registration statement with the SEC, which was declared effective by the SEC on October 8, 2004, pursuant to which we may issue common stock, warrants or debt securities, up to an aggregate of $80 million. These shelf registration statements enable us to raise capital from the offering of securities covered by the shelf registration statements, as well as any combination thereof, from time to time and through one or more methods of distribution, subject to market conditions and our cash needs.

      In June 2004, we completed the sale of 1,136,364 shares of our common stock, and warrants to purchase up to 511,364 shares of common stock at an exercise price of $14.40 per share, pursuant to our $30 million effective shelf registration statement. The offering resulted in gross proceeds of approximately $12.5 million to us prior to the deduction of fees and commissions of $229,000. The warrants vested on December 25, 2004, and are exercisable until June 25, 2009. At June 30, 2005, the amount remaining available on this shelf registration statement was approximately $10.1 million.

      In December 2004, we completed the public offering of 4,250,000 shares of our common stock at a public offering price of $13.50 per share pursuant to our $80 million effective shelf registration statement. The offering resulted in gross proceeds of approximately $57.4 million to us, prior to the deduction of fees and commissions of $4.5 million. At June 30, 2005, the amount remaining available on this shelf registration statement was approximately $22.6 million.

      Our research and development efforts and collaborative arrangements with our partners enable us to generate contract research revenues, milestone payments, license fees, royalties and manufactured product sales for us.

•	Under our collaborative arrangement with Merck, we received an initial cash payment of $5 million in October 2004. The $5 million initial payment is being amortized over the estimated development period. We are also eligible to receive milestone payments upon achievement of specified product development goals or sales targets. If certain development and approval milestones are achieved, we will be eligible to receive up to $131 million from Merck. If certain sales related milestones are achieved, we will be eligible to receive up to an additional $210 million from Merck, subject to certain other conditions. Merck will also pay us for manufacturing-related development activities and will purchase from us clinical supply and finished product. We will also receive royalties on product sales based on certain sales-related thresholds.

•	Under our collaborative arrangement with Par Pharmaceutical, we received an initial cash payment which is being amortized over the estimated development period. We expect in the future to receive additional revenue from Par Pharmaceutical in the form of milestone payments, product transfer payments for manufactured product and a profit sharing upon commercialization of generic calcitonin-salmon intranasal spray.

      Total sources and uses of cash for the periods indicated are as follows:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Cash used in operating activities	$(6,504)	$(7,686)	$(19,168)	$(14,261)	$(13,646)
Cash provided by (used in) investing activities	(3,820)	3,482	(33,553)	(2,357)	(2,781)
Cash provided by financing activities	7,585	5,704	67,997	16,105	1,708

Net increase (decrease) in cash and cash equivalents	$(2,739)	$1,500	$15,276	$(513)	$(14,719)

      We used cash of $13.6 million in our operating activities in the first six months of 2005 compared to $14.3 million in the corresponding period in 2004. We used cash of $19.2 million in our operating activities in 2004, compared to $7.7 million in 2003 and $6.5 million in 2002. Cash used in operating activities relates primarily to funding net losses and changes in deferred revenue from collaborators, accounts and other receivables, and accrued expenses and other liabilities, partially offset by depreciation and amortization and non-cash compensation related to restricted stock and stock options. We also recognized a gain on sale of product of $4.2 million in 2003 from our sale of the assets relating to our Nascobal® brand products to Questcor. We expect to use cash for operating activities in the foreseeable future as we continue our research and development activities.

      Our investing activities used cash of $2.8 million in the first six months of 2005 compared to $2.4 million in the corresponding period in 2004. Our investing activities used cash of $33.6 million in 2004, compared to providing cash of $3.5 million in 2003 and to using cash of $3.8 million in 2002. Changes in cash from investing activities are due primarily to purchases of short-term investments net of maturities and purchases of property and equipment. In addition, our sale of the assets relating to our Nascobal® brand products to Questcor resulted in a cash inflow of $14.0 million in 2003. We expect to continue to make significant investments in our research and development infrastructure, including purchases of property and equipment to support our research and development activities.

      Our financing activities provided cash of $1.7 million in the first six months of 2005 compared to $16.1 million in the corresponding period in 2004. We raised net proceeds of approximately $12.3 million in the first six months of 2004. Our financing activities provided cash of $68.0 million in 2004, compared to $5.7 million in 2003 and $7.6 million in 2002. Changes in cash from financing activities are primarily due to issuance of common stock and warrants, issuance of notes payable, proceeds from equipment financing facilities and exercises of stock options and warrants. We raised net proceeds of approximately $65.2 million in 2004, $10.0 million in 2003 and $5.0 million in 2002 through public and private placements of common shares and warrants. For a discussion of our effective shelf registration statements on Form S-3, see “Liquidity and Capital Resources — Sources and Uses of Cash.”

      Liquidity. We had a working capital (current assets minus current liabilities) surplus of $44.2 million as of June 30, 2005, $58.4 million as of December 31, 2004, $14.8 million as of December 31, 2003 and $3.3 million as of December 31, 2002. As of June 30, 2005, we had $52.0 million in cash, cash-equivalents and investments, including $1.0 million in restricted cash. We had an additional $0.9 million in accounts receivable. We believe, although there can be no assurance, that our current cash position provides us with adequate working capital for at least the next 12 months or longer, depending upon the degree to which we exploit our various current opportunities that are in the pipeline and the success of our collaborative arrangements. This belief is based, in part, on the assumption that we have completed and are planning to enter into various collaborations to accelerate our research and development programs which will provide us with additional financing. To the extent these collaborations do not proceed as planned, we may be required to reduce our research and development activities or, if necessary and possible, raise additional capital from new investors or in the public markets.

      As of June 30, 2005, we had unused capital lease credit lines of approximately $2.4 million out of total available credit lines of approximately $4.0 million. Our loan balance of approximately $8.4 million at December 31, 2004 was paid in full and cancelled in February 2005. Our available capital lease line of $4.0 million expires December 31, 2005 and is available for use in financing equipment and leasehold assets.

      Off-Balance Sheet Arrangements. As of June 30, 2005, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

BUSINESS

      We are a pharmaceutical company focusing on development and commercialization of innovative products based on proprietary molecular biology-based intranasal drug delivery technology for delivering both small and large molecule drugs. Using this technology, we create or utilize novel formulation components or excipients that can transiently manipulate or open “tight junctions” between cells in various tissues and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the intranasal mucosa, the gastrointestinal tract, and the blood brain barrier. They function to provide barrier integrity and to regulate the transport and passage of molecules across these natural boundaries. This technology is the foundation of our intranasal drug delivery platform, although some of our product candidates utilize our expertise outside this area. Generally, we seek to apply our technology to compounds that we license to, or acquire from, collaborators or other third parties.

      We believe our intranasal drug delivery technology offers advantages over injectable routes for the administration of large molecules such as peptides and proteins. These advantages may include improved safety and clinical efficacy and increased patient compliance due to the elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our intranasal drug delivery technology offers advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects and improved effectiveness by avoiding problems relating to gastrointestinal and liver metabolism. We are utilizing our technologies to develop commercial products with collaboration partners or, in select cases, we also plan to internally develop, manufacture and commercialize our products.

Merck Partnership

      The strategic collaboration that we entered into with Merck in September 2004, which included upfront and potential license and milestone payments aggregating up to $346 million, is an example of how we have applied our molecular-biology based tight junction technology to identify a formulation of our lead product candidate, PYY, that we believe can be developed into a viable therapeutic drug for the treatment of obesity. We possess a broad and effective PYY intellectual property estate. Under our collaborative arrangement, Merck will assume primary responsibility for conducting and funding clinical and regulatory development, while we will be responsible for all manufacturing of PYY-related product. Merck will lead and fund world-wide commercialization, and we have the right to co-promote the product in the United States. Under our agreement with Merck, we received an initial cash payment of $5 million. If certain development and approval milestones are achieved, we will be eligible to receive up to $131 million from Merck. If certain sales related milestones are achieved, we will be eligible to receive up to an additional $210 million from Merck subject to certain other conditions. Merck will also pay us for manufacturing-related development activities and will purchase from us all clinical supply and finished product. We will also receive royalties on product sales based on certain sales-related thresholds.

      On January 26, 2005, we announced that Merck initiated a Phase I study for PYY intranasal spray for the treatment of obesity. This study being conducted by Merck builds upon our previous PYY clinical programs, under which more than 60 subjects have received more than 900 doses of intranasal PYY or matching placebo.

      We believe our collaboration with Merck demonstrates we have taken a significant step toward becoming a leader in the development of innovative, intranasal drug delivery products and technologies. We also believe this collaboration partnership demonstrates the value PYY holds as a potential treatment option for obesity.

Independent Product Development

      While we have partnered our PYY program with Merck to maximize its development potential with the greatest value to our stockholders, we are also applying our technology and experience to develop other product candidates on our own (i.e., without a partner), such as PTH(1-34) for the treatment of osteoporosis. PTH(1-34) is part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism. PTH(1-34) is the same active ingredient that is being marketed as Forteo by Lilly. We have developed a proprietary intranasal formulation of PTH(1-34) and have filed two U.S. patent applications containing an aggregate of 79 claims.

      We launched the clinical program for PTH(1-34) intranasal spray in the second quarter of 2004 and have completed two Phase I clinical trials. Our clinical trials to date provide the basis for formulation optimization of our PTH(1-34) intranasal spray. In March 2005, we met with the FDA at which time they advised us that, based on their current interpretation of FDA regulations, we may submit a Section 505(b)(2) application for our PTH(1-34) intranasal spray, which generally is less costly and time-consuming than preparing a full new drug application that includes results from all new studies and new information because the FDA can rely on its previous findings on the safety and effectiveness of ForteoTM.

Par Pharmaceutical Partnership

      Under our collaborative arrangement with Par Pharmaceutical that we entered into in October 2004, we granted Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon intranasal spray. Under the terms of the agreement with Par Pharmaceutical, we will obtain FDA approval, manufacture and supply finished generic calcitonin-salmon intranasal spray product to Par Pharmaceutical. Par Pharmaceutical will distribute the product in the United States. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing upon commercialization.

      In December 2003, we filed with the FDA an ANDA for a generic calcitonin-salmon intranasal spray for the treatment of osteoporosis, and in February 2004, the FDA accepted the filing of our ANDA for the product. The FDA also has conducted a successful Pre-Approval Inspection of our generic calcitonin-salmon intranasal spray manufacturing facility with no cited deviations from cGMP.

Product Portfolio Expansion Strategy

      To expand our product portfolio, we engage in a variety of pre-clinical initiatives, alone and with partners, to explore the range of potential therapeutic applications of our tight junction technology. Certain of these initiatives include funded feasibility studies where our tight junction drug delivery technology is combined with already approved therapeutics or product candidates to determine if formal pre-clinical trials are warranted. We are currently participating in four feasibility studies with four different partners to evaluate the development of proprietary formulations for the intranasal delivery of the following: 1) an injected compound for the treatment of type 2 diabetes; 2) an oral compound for the treatment of Alzheimer’s disease; 3) an injected compound not related to PYY for the treatment of obesity; and 4) an injected compound for the treatment of anemia. Feasibility studies, typically lasting under a year, allow us to efficiently evaluate opportunities where our tight junction technology provides therapeutic and commercial promise.

      We are also applying our drug delivery technology to a promising new class of therapeutics based on RNAi. SiRNAs are double-stranded RNA molecules 20-22 nucleotides in length that are able to silence a specific gene and reduce the amount of the disease-causing protein the gene produces. The application of RNAi in this manner requires the ability to deliver RNAi-based therapeutics inside the cells where the target proteins are produced. We have established a research and development program to enhance systematic delivery of this potential new class of therapeutic drugs.

      As part of our RNAi strategy, on July 20, 2005, we entered into a license agreement with Alnylam, a biopharmaceutical company focused on developing RNAi based drugs, pursuant to Alnylam’s InterfeRxTM licensing program. Under the license, we acquired the exclusive rights to discover, develop and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases including rheumatoid arthritis. Under our agreement with Alnylam, we paid an initial license fee to Alnylam, and we are obligated to pay annual and milestone fees and royalties on sales of any products covered by the license agreement.

Product Candidates

      The following table summarizes the current status of our clinical-stage product candidates.

	Initial				Delivery Technology/
Product	Indication	Clinical Status	Next Steps	Marketing Rights	Intellectual Property

Peptide YY (3-36)	Obesity	Three Phase I trials completed in 2004. An additional trial began in 2005.	Joint development with Merck conducting clinical and pre-clinical trials and Nastech performing manufacturing activities.	Merck (world- wide) Nastech (co- promotion rights in the U.S.)	Tight junction/ patents and applications; PYY patents and applications
Parathyroid Hormone PTH (1-34) (Peptide)	Osteoporosis	Two Phase I trials completed in 2004. A pharmacokinetic trial began in July 2005.	Pre-clinical, pharmacokinetic and pivotal clinical trials.	Nastech	Tight junction/patents and applications
Calcitonin-salmon (Peptide)	Osteoporosis	ANDA submitted and accepted for review by the FDA.	FDA review of ANDA.	Par Pharmaceutical (U.S.) Nastech (rest of world)	Formulation patent applications
Morphine Gluconate (Small molecule)	Breakthrough cancer pain	One Phase II trial completed.	Currently seeking a partner.	Nastech	Formulation patents and applications

Obesity

      Obesity is a chronic condition that affects millions of people worldwide and often requires long-term or invasive treatment to promote and sustain weight loss. According to recent estimates from the National Institutes of Health, nearly two-thirds of U.S. adults are overweight and nearly one-third are obese. Obesity among adults has doubled in the past two decades. Research studies have shown that obesity increases the risk of developing a number of adverse conditions including type 2 diabetes, hypertension, coronary heart disease, ischemic stroke, colon cancer, post-menopausal breast cancer, endometrial cancer, gall bladder disease, osteoarthritis and obstructive sleep apnea.

      Peptide YY(3-36). PYY, a high affinity Y2 receptor agonist, may represent a new approach to the treatment of obesity. This hormone is naturally produced in the abdomen by specialized endocrine cells in proportion to the caloric content of a meal and is believed to reduce food intake by modulating appetite responses in the hypothalamus. Results from a study conducted by Dr. Stephen R. Bloom and colleagues published in The New England Journal of Medicine (September 4, 2003, Volume 349, Number 10, Pages 941-948), found that obese subjects had lower levels of pre-meal PYY than non-obese subjects, that obese subjects produced less PYY in response to eating, and that when PYY was administered before a meal, obese subjects ate approximately 30% fewer calories. Taken together, these findings suggest that PYY deficiency may contribute to the pathogenesis of obesity and that PYY supplementation may have therapeutic benefit. The study further demonstrated a 16.5% calorie reduction in obese subjects for the 24-hour period following a single intravenous injection of PYY, based on diary recorded food intake. We have developed a proprietary intranasal formulation of PYY and have filed patent applications containing over 120 claims in the U.S. and 34 other countries, in addition to seven other U.S. applications and two other International Patent Applications in which all countries were designated. To date, we have conducted studies in which over 60 subjects have received more than 900 doses of intranasal PYY or matching placebo. An undisclosed additional number of subjects have been enrolled and have received PYY in a Phase I clinical trial initiated by Merck in 2005.

      On September 24, 2004, we entered into an exclusive development, commercialization and license agreement and a separate exclusive supply agreement with Merck for the development and commercialization of PYY intranasal spray for the treatment of obesity. The collaborative arrangement provides that Merck will assume primary responsibility for conducting and funding pre-clinical and clinical trials and regulatory approvals, while we will be responsible for all manufacturing of PYY-related product. Merck will lead and fund world-wide commercialization, and we have the right to co-promote the product in the United States.

      Under the collaborative arrangement with Merck, we received an initial cash payment of $5 million in October 2004. The $5 million initial payment is being amortized over the estimated development period of the product candidate. We are also eligible to receive milestone payments upon our achievement of specified product development goals or sales targets. If certain development and approval milestones are achieved, we will be eligible to receive up to $131 million from Merck. If certain sales related milestones are achieved, we will be eligible to receive up to an additional $210 million from Merck subject to certain other conditions. Merck will also pay us for manufacturing-related development activities and will purchase from us all clinical supply and finished product. We will also receive royalties on product sales based on certain sales-related thresholds.

      We believe our collaboration with Merck demonstrates we have taken a significant step toward becoming a leader in the development of innovative, intranasal drug delivery products and technologies. We also believe this collaboration partnership demonstrates the value PYY holds as a potential treatment option for obesity.

      We believe we possess a broad and effective PYY intellectual property estate, which includes the combination of:

•	our own patent estate containing eight pending U.S. patent applications, 41 pending foreign patent applications and two pending Patent Cooperation Treaty applications;

•	an exclusive license to the Cedars-Sinai patent estate secured in May 2004 containing the only issued patent directed to the use of PYY or functional analogs to induce satiety;

•	our acquisition of exclusive worldwide rights to the PYY patent applications within the field of intranasal administration, licensed from Imperial College and Oregon Health Sciences University through Thiakis; and

•	our acquisition of an exclusive license to five issued patents and two pending applications from the University of Cincinnati related to second generation PYY analogs that have produced weight loss in animal experiments.

      We have sublicensed the rights to the development and commercialization of this portfolio, except for the recent license obtained from the University of Cincinnati, exclusively to Merck as part of our alliance with Merck.

      Clinical Trial Data. We have completed three Phase I trials, each designed to answer specific dosing, scheduling and tolerance questions. To date, we have enrolled over sixty subjects and administered over 900 doses of PYY or matching placebo in the PYY program.

      In a Phase Ia dose ranging trial of 15 healthy subjects, intranasal administration of PYY resulted in blood levels which equaled or exceeded normal post-meal PYY levels. The half-life of PYY was approximately one hour, which is similar to what occurs naturally after a meal. The safety profile was encouraging with no intranasal discomfort and no significant vital sign changes in any subject.

      In a Phase Ib dose finding trial of 12 otherwise healthy overweight subjects, intranasal administration of PYY statistically significantly reduced, in the nine responding subjects, appetite and caloric intake both at the lunch meal 60 minutes after administration, as well as for the entire 24-hour period following administration. Two subjects did not respond and a third subject withdrew because of unrelated complications. Side effects were generally mild and all resolved without treatment. Based on this data, we believe the intranasal formulation of PYY effectively increases plasma concentrations of this peptide following a single dose, and is safe and well tolerated at all dose levels tested.

      In a Phase Ic dose sequencing trial of 36 otherwise healthy obese subjects, the subjects received placebo or PYY once, twice or three times daily one hour before each meal for eight consecutive days. The trial showed that 24-hour caloric reduction over all days of treatment was related to the number of daily PYY administrations, with those receiving one dose experiencing a mean reduction of 77 calories per day, two doses experiencing a mean reduction of 197 calories per day, and those receiving PYY three times daily experiencing a mean reduction of 490 calories per day. Subjects receiving PYY three times a day recorded a weight reduction of 1.3 pounds over the last six days of the trial. PYY was well tolerated, with the only side effects at one percent or greater being nausea, headache and dizziness. Nausea was reported by subjects in 11% of the PYY doses administered, headache in 5% and dizziness in 1%. We believe the intranasal formulation of PYY effectively increases plasma concentrations of this peptide following a dose of 200 micrograms, and was found to be safe and well tolerated at dose levels up to 600 micrograms per day.

      Current Initiatives. We and Merck are working together to advance PYY into additional pre-clinical and clinical trials. A product development team with employees from both companies is working on all aspects of the PYY product development program, with Merck overseeing all critical decisions. Merck will be primarily responsible for conducting such trials and obtaining regulatory approval throughout the world. On January 26, 2005, we announced that Merck initiated a Phase I trial for PYY intranasal spray for the treatment of obesity. This trial, being conducted by Merck, builds upon our previous PYY clinical programs, under which more than 60 subjects have received more than 900 doses of intranasal PYY or matching placebo.

Osteoporosis

      Osteoporosis is the development of low bone mass that compromises bone strength and increases the risk of bone fracture. According to Datamonitor, the osteoporosis pharmaceutical market is currently $7 billion and is expected to grow as the population ages. PTH(1-34) is the only product that has been shown in clinical trials to build bone rather than only slowing its rate of loss. Currently, Lilly’s injected ForteoTM is the only commercially available PTH(1-34) therapy approved for the treatment of post-menopausal osteoporosis in women as well as osteoporosis in men. Despite the cost and the requirement for daily injections into the thigh or abdomen, according to NDC Pharmaceutical Audit Suite (PHAST) January-December 2004 data including pharmaceutical prescription purchases at wholesale acquisition cost (WAC) price for retail, mail order, clinics, hospitals, long-term care and home healthcare organizations and other non-retail channels (the “NDC Report”), ForteoTM recorded U.S. sales revenue of approximately $205 million in 2004.

      In addition, Novartis’s Miacalcin, a currently approved and marketed intranasal calcitonin-salmon spray, has been shown to increase spinal bone mass in post-menopausal women with established osteoporosis and is the only osteoporosis treatment specifically labeled to be used for women for whom estrogens are contraindicated. According to the NDC Report, Miacalcin had U.S. sales of approximately $260 million in 2004.

      Parathyroid Hormone PTH(1-34). PTH(1-34) is part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism. We have developed a proprietary intranasal formulation of PTH(1-34) and have filed two U.S. patent applications containing an aggregate of 79 claims. We are currently in Phase I clinical trials in this program. We view a potentially non-invasive, intranasally delivered alternative to ForteoTM as a significant market opportunity.

      Clinical Trial Data. Our clinical program was launched in the second quarter of 2004 and two Phase I clinical trials have been completed with PTH(1-34). A pharmacokinetic trial was initiated in July 2005. Our clinical trials to date provide the basis for formulation optimization of our PTH(1-34)intranasal spray.

      We launched the clinical program for PTH(1-34) intranasal spray in the second quarter of 2004 and have completed two Phase I clinical trials. Our clinical trials to date provide the basis for formulation optimization of our PTH(1-34) intranasal spray. In March 2005, we met with the FDA at which time they advised us that, based on their current interpretation of FDA regulations, we may submit a Section 505(b)(2) application for our PTH(1-34) intranasal spray, which generally is less costly and time-consuming than preparing a full new drug application that includes results from all new studies and new information because the FDA can rely on its previous findings on the safety and effectiveness of ForteoTM.

      Calcitonin-Salmon. Calcitonin is a natural peptide hormone produced by the thyroid gland that acts primarily on bone. Bone is in a constant state of remodeling, whereby old bone is removed and new bone is created. Calcitonin inhibits bone removal. Calcitonin-salmon appears to have actions essentially identical to calcitonins of mammalian origin, but its potency is greater due to a longer duration of action. We believe that our calcitonin-salmon intranasal spray could be a generic alternative to Novartis’ Miacalcin.

      Clinical Trial Data. In December 2003, we filed with the FDA an ANDA for generic calcitonin-salmon intranasal spray for osteoporosis. As part of the ANDA process, we have conducted a clinical trial and laboratory tests including spray characterization and spray content, designed to demonstrate the equivalence of our product to the currently marketed drug, Miacalcin. In February 2004, the FDA accepted the filing of our ANDA for the product. In June 2004, we announced that the FDA had conducted a successful Pre-Approval Inspection of our generic calcitonin-salmon intranasal spray manufacturing facility with no cited deviations from cGMP. We have responded to the questions that the FDA has asked us to date.

      Current Initiatives. The calcitonin-salmon intranasal spray ANDA has been submitted and accepted for review by the FDA.

Breakthrough Cancer Pain

      In addition to their usual pain, cancer patients frequently experience breakthrough pain, a transitory exacerbation that occurs over a background of otherwise stable pain. Breakthrough cancer pain can occur several times daily, is rapid in onset and unpredictable in time of occurrence and frequency. Oral opioids do not have optimal clinical characteristics for use in the treatment of breakthrough cancer pain due to their slow onset of action of approximately 45 to 120 minutes. Breakthrough cancer pain is one of the most commonly experienced symptoms of advanced cancer, affecting over three million people in the U.S. annually. According to Datamonitor, the world-wide market for breakthrough pain in cancer patients represents approximately $1 billion. Currently, only Cephalon, Inc.’s (“Cephalon”) Actiq, a transmucosal oral fentanyl product, is approved for treating breakthrough cancer pain for opioid-tolerant cancer patients. According to the NDC Report, Actiq recorded sales revenue of approximately $335 million in 2004.

      Morphine Gluconate. Morphine sulfate is a well known opioid analgesic currently marketed in multiple dosage forms including those for injectable, oral and rectal administration. We believe that an intranasal dosage form of our patented morphine gluconate will enable patient-friendly self-administration and provide a rapid systemic absorption of the drug for fast pain relief, particularly among patients with breakthrough cancer pain. We have developed a proprietary formulation of morphine gluconate and completed a Phase II clinical trial.

      Clinical Trial Data. In December 2003, Dr. Fitzgibbon of the University of Washington, the principal investigator, and his colleagues published the results from a Phase II clinical trial in patients with breakthrough cancer pain, indicating that intranasal morphine gluconate was rapidly absorbed, with onset of pain relief at an average of 2.2 minutes post dosing and meaningful pain relief at an average of 9.1 minutes (Pain, December 2003, volume 106, pages 309-315). There was a statistically significant difference between baseline pain intensity versus post dose pain intensity (p 0.05). None of the patients needed to take another breakthrough pain medication within 30 minutes after dosing, and 64% of the patients did not need rescue medication within the first hour. There were no serious adverse events reported.

      Current Initiatives. We are seeking a collaboration partner for further development of this product.

Feasibility Studies

      To expand our product portfolio, we engage in a variety of pre-clinical initiatives, alone and with partners, to explore the range of potential therapeutic applications of our tight junction technology. Certain of these initiatives include funded feasibility studies where our tight junction drug delivery technology is combined with already approved therapeutics or product candidates to determine if formal pre-clinical trials are warranted. We are currently participating in four feasibility studies with four different partners to evaluate the development of proprietary formulations for the intranasal delivery of the following: 1) an injected compound for the treatment of type 2 diabetes; 2) an oral compound for the treatment of Alzheimer’s disease; 3) an injected compound not related to PYY for the treatment of obesity; and 4) an injected compound for the treatment of serum anemia. Feasibility studies, typically lasting under a year, allow us to efficiently evaluate opportunities where our tight junction technology provides therapeutic and commercial promise.

Drug Delivery Technologies

      Tight Junction Technology. We focus on molecular-biology based drug delivery, which involves the use of gene cloning, high throughput tissue culture screening, phage display selection, RNAi gene function knockdown, and peptide synthesis to create novel formulation components or excipients that can transiently manipulate or open “tight junctions” and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the intranasal mucosa, the gastrointestinal surface, and the blood brain barrier. They function to provide barrier integrity and to regulate the transport and passage of therapeutic drugs across these natural boundaries. As part of the body’s normal activity, tight junctions selectively open and close in response to various signals inside and outside of cells allowing the passage of large molecules or even entire cells across the tight junction barrier.

      Tight junctions are found in all tissues, but the tight junction containing tissues that are of particular relevance to drug delivery are found in intranasal tissue, intestinal tissue, blood vessels, and the blood-brain barrier. The blood-brain barrier is a specialized layer of endothelial cells that line the inner surface of blood vessels in the brain, which excludes many drugs from passing into the brain. Drugs, particularly those utilizing large molecules, need to pass through these tissue barriers in order to get to their sites of action.

      Tight junctions consist of proteins, such as claudins, occludin and junctional adhesion molecules that are anchored in the membranes of two adjacent cells and interact with each other to hold the cells together and prevent other molecules from passing between them.

      The goal of our tight junction biology program is to understand the structure and function of these tissue barriers and to identify active compounds that can transiently open the tight junction, thus permitting drugs to pass through. We have genetically engineered and produced many of the key tight junction proteins and are using them as targets to identify peptides and small molecules that can significantly improve drug delivery by temporarily opening these tight junctions. We call such peptides and small molecules “tight junction modulators.”

      By improving our understanding of the structure and function of tight junctions in the intranasal epithelial barrier, we expect to continue to make significant improvements in the delivery of both small and large molecules for an increasing number of therapeutic applications. We believe our intranasal drug delivery technology will offer advantages over injectable routes for the administration of large molecules such as peptides and proteins. These advantages may include improved safety and clinical efficacy and increased patient compliance due to elimination of injection site pain and avoidance of injection site irritation. In addition, we believe our intranasal drug delivery technology will offer advantages over oral administration by providing for faster absorption into the bloodstream, reduced side effects like nausea and vomiting and improved effectiveness by avoiding problems relating to gastrointestinal and liver metabolism.

      Through our tight junction technology, we have identified compounds that directly and specifically affect the tight junctions between cells in the intranasal tissues in a manner mimicking natural processes (for example, the effects are reversible) and result in increasing drug permeability through the tight junction barrier. Based on these approaches, we have developed formulations for improving the delivery of promising new classes of drugs such as PYY for the treatment of obesity and PTH(1-34) for the treatment of osteoporosis. We believe that we were the first to demonstrate delivery of PYY by a non-injected route.

      We believe that our tight junction technology has significant potential applications outside of intranasal drug delivery, particularly for improving oral drug delivery (through the gastrointestinal tract), intravenous drug delivery (through blood vessel walls into tissues), and drug delivery through the blood brain barrier (through the blood to the brain) for the treatment of diseases. All of these tissue barriers have tight junctions which, although distinct, have properties in common that can be manipulated by the technology we are developing.

      We are also applying our drug delivery technology to a promising new class of therapeutics based on RNAi. SiRNAs are double-stranded RNA molecules 20-22 nucleotides in length that are able to silence a specific gene and reduce the amount of the disease-causing protein the gene produces. The application of RNAi in this manner requires the ability to deliver RNAi-based therapeutics inside the cells where the target proteins are produced. We have established a research and development program to enhance systematic delivery of this potential new class of therapeutic drugs.

      Other Drug Delivery Technologies. In addition to the use of RNAi as a research tool, we are focusing considerable attention on the use of RNAi as a therapeutic strategy to decrease levels of disease-associated proteins. The application of RNAi in this manner requires the ability to deliver RNAi-based therapeutics inside the cells where the target proteins are produced. We have established a research and development program to enhance systematic delivery of this potential new class of therapeutics.

      Other expertise that we utilize in identifying and developing product candidates include:

•	manufacturing know-how;

•	experience stabilizing liquid formulations;

•	knowledge of physical properties of intranasal sprays;

•	experience with prodrug selection to improve biological properties;

•	experience with counter ion selection to increase drug solubility; and

•	correlations between in vitro and in vivo intranasal delivery models.

Strategic Collaborations

      We seek to establish and maintain strategic collaborations to commercialize many of our product candidates, including by providing the regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. The decision to seek a collaboration partner for a product candidate is affected by a number of variables, including our specific expertise with the product candidate, the expected cost of development, our existing product candidates, and our available human and capital resources. Our current collaborative arrangements are as follows:

      Merck. On September 24, 2004, we entered into an exclusive development, commercialization and license agreement and a separate exclusive supply agreement with Merck for the development and commercialization of PYY intranasal spray for the treatment of obesity. The collaborative arrangement provides that Merck will assume primary responsibility for conducting and funding pre-clinical and clinical trials and regulatory approvals, while we will be responsible for all manufacturing of PYY-related product. Merck will lead and fund world-wide commercialization, and we have the right to co-promote the product in the United States.

      Under the collaborative arrangement with Merck, we received an initial cash payment of $5 million in October 2004. The $5 million initial payment is being amortized over the estimated development period. We are also eligible to receive milestone payments upon our achievement of specified product development goals or sales targets. If certain development and approval milestones are achieved, we will be eligible to receive up to $131 million from Merck. If certain sales related milestones are achieved, we will be eligible to receive up to an additional $210 million from Merck subject to certain other conditions. Merck will also pay us for manufacturing-related development activities and will purchase from us all clinical supply and finished product. We will also receive royalties on product sales based on certain sales-related thresholds.

      On January 26, 2005, we announced that Merck initiated a Phase I trial for PYY intranasal spray for the treatment of obesity. This trial being conducted by Merck builds upon our previous PYY clinical programs, under which more than 60 subjects have received more than 900 doses of intranasal PYY or matching placebo.

      We believe our collaboration with Merck demonstrates we have taken a significant step toward becoming a leader in the development of innovative, intranasal drug delivery products and technologies. We also believe that this collaboration partnership demonstrates the value PYY holds as a potential treatment option for obesity.

      Par Pharmaceutical. On October 22, 2004, we entered into a license and supply agreement granting Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon intranasal spray. Under the terms of the agreement with Par Pharmaceutical, we will obtain FDA approval, manufacture and supply finished generic calcitonin-salmon intranasal spray product to Par Pharmaceutical. Par Pharmaceutical will distribute the product in the United States. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and a profit sharing upon commercialization. Our ANDA filed with the FDA was accepted for review on February 17, 2004.

      Questcor Pharmaceuticals, Inc. On February 1, 2005, we announced that the FDA had approved our Nascobal® nasal spray for vitamin B12 (cyanocobalamin) deficiency in patients with pernicious anemia, Crohn’s Disease, HIV/ AIDS and multiple sclerosis. We developed the Nascobal® nasal spray as an alternative to Nascobal® (Cyanocobalamin, USP) Gel, an FDA approved product launched in 1997. In June 2003, we sold our worldwide marketing rights to, and transferred the NDAs for, both products to Questcor Pharmaceuticals, Inc. (“Questcor”).

      Under the terms of a supply agreement that we entered into with Questcor, subject to certain limitations, we are obligated to manufacture and supply all of Questcor’s requirements and Questcor is obligated to purchase from us all of its requirements for the Nascobal® nasal gel and the Nascobal® nasal spray. In February 2005, Questcor paid a milestone fee of $2.0 million upon final FDA approval of the NDA for the Nascobal® nasal spray, and has agreed to pay an additional $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray. Pursuant to the terms of our agreement with Questcor, we will continue to prosecute the pending U.S. patents for the Nascobal® nasal spray product on behalf of Questcor.

      Cytyc Corporation. In July 2003, we entered into an agreement with Cytyc Corporation (“Cytyc”) pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test (“MASCT”) device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for patent maintenance and further patent prosecution if incurred. We have the potential to receive additional milestone payments and royalties based on certain conditions.

Business Strategy

      Our goal is to become the leader in the development and commercialization of innovative, intranasal drug delivery products and technologies. Key elements of our strategy include:

•	Applying Our Tight Junction Technology and Other Drug Delivery Methods to Product Candidates. We will focus our research and development efforts on product candidates where our proprietary intranasal drug delivery technology utilizing tight junctions will offer significant clinical advantages such as improved safety and clinical efficacy and increased patient compliance due to elimination of injection site pain and avoidance of injection site irritation. We will also continue to search for applications of our tight junction technology to improve other forms of drug delivery, including oral and intravenous delivery.

•	Pursuing Collaborations with Leading Pharmaceutical and Biotechnology Companies. We will continue to establish strategic collaborations with leading pharmaceutical and biotechnology companies. Typically, we collaborate with partners to commercialize our product candidates by utilizing their research and development, regulatory compliance, marketing and distribution capabilities. We may also assist our collaboration partners in developing more effective drug delivery methods for their product candidates that have already completed early stage clinical trials. We intend to structure our collaborative arrangements to receive research and development funding and milestone payments during the development phase, revenue from manufacturing upon commercialization and royalties on future sales of products.

•	Strategically Developing and Commercializing Product Candidates on Our Own. In select cases where we deem it to be strategically advantageous to us, we plan to internally develop, manufacture and distribute our products.

•	Utilizing Our Manufacturing Expertise and Capabilities. We have invested substantial time and intellectual capital in developing our manufacturing facilities and know-how which we believe would be difficult for our competitors to replicate in the near term. These capabilities give us important competitive advantages including the ability to prepare the chemistry, manufacturing and controls section of the NDA filing with the FDA and maintain a high-level of quality control in manufacturing product candidates for clinical trials and FDA-approved products for commercialization. We are currently expanding our manufacturing capabilities in our Bothell, Washington facility which we believe will meet our projected capacity needs for the foreseeable future.

Manufacturing

      We plan to formulate, manufacture and package all of our products in two facilities. We have a 10,000 square foot commercial manufacturing facility in Hauppauge, New York with manufacturing capacity of approximately six million product units per year, and a 20,000 square foot commercial manufacturing space contained within our corporate headquarters in Bothell, Washington. Upon completion of FDA review, our manufacturing capability of the combined facilities will be approximately 60 million product units per year.

      The process for manufacturing our pharmaceutical products is technically complex, requires special skills and must be performed in a qualified facility in accordance with cMGP of the FDA. Our Hauppauge facility is capable of manufacturing products in quantities we believe are sufficient for clinical trials of product candidates as well as commercial supply sufficient to meet forecasted demand for the next two years.

      We are expanding our commercial manufacturing facilities to meet anticipated manufacturing commitments for PYY intranasal spray contained in our supply agreement with Merck. There is sufficient room for further development of additional capacity at the Bothell facility that would increase our manufacturing capacity to accommodate additional products under development or meet additional requirements under various supply agreements. We anticipate that full development of this site, including possible new construction on the surrounding property, can accommodate our space requirements for the foreseeable future. However, no assurance can be given that we will have the financial resources necessary to adequately expand our manufacturing capacity if and when the need arises.

      Raw materials essential to our business are generally readily available from multiple sources. However, certain raw materials and components used to manufacture our products, including essential pharmaceutical ingredients and other critical components are available from limited sources. For example, our ANDA for generic calcitonin-salmon intranasal spray includes an active pharmaceutical compound supplied by one supplier. In addition, controlled substances including morphine gluconate are highly regulated by the DEA and may be purchased only when a research and manufacturing license has been issued by the DEA to obtain these substances.

Sales and Marketing

      We plan to market our FDA approved products either on our own or through co-marketing, co-promotion, licensing or distribution arrangements with collaboration partners. We believe that our current approach allows us maximum flexibility in selecting the sales and marketing method that will both increase market penetration and commercial acceptance of our products and enable us to limit committing the considerable resources to develop a substantial sales and marketing organization. We currently have four personnel dedicated to business development and marketing and plan to hire additional staff as needed to support our growth.

Licenses, Patents and Proprietary Rights

      We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications in the United States and certain foreign countries. As of June 30, 2005, we had 16 issued or allowed United States patents and 59 pending United States patent applications, including provisional patent applications. When appropriate, we also seek foreign patent protection and as of June 30, 2005 had 17 issued or allowed foreign patents, and 106 pending foreign patent applications.

      Our financial success will depend in large part on our ability to:

•	obtain patent and other proprietary protection for our inventions;

•	enforce and defend patents once obtained;

•	operate without infringing the patents and proprietary rights of third parties; and

•	preserve our trade secrets.

      Our patents and patent applications are directed to composition of matter, methods of use and/or methods of manufacturing, as appropriate.

      We apply for patents covering our discoveries and technologies as we deem appropriate. However, we may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications are maintained in secrecy for approximately 18 months after filing, other parties may have filed patent applications relating to inventions before our applications covering the same or similar inventions. In addition, foreign patent applications are often published initially in local languages, and until an English language translation is available it can be impossible to determine the significance of a third party invention. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.

      Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope.

Government Regulations

      Government authorities in the United States and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, among other things, of drugs and biologic products. All of our product candidates are either drugs or biologic products, except for MASCT device, which is a medical device and is also extensively regulated.

      In the United States, the FDA regulates drug and biologic products under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and implementing regulations thereunder, and other laws, including, in the case of biologics, the Public Health Service Act. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecutions.

      Before our drugs and biologic products may be marketed in the United States, each must be approved by the FDA. None of our product candidates, except for Nascobal® nasal gel and Nascobal® nasal spray, has received such approval. The steps required before a novel drug or a biologic product may be approved by FDA include pre-clinical laboratory and animal tests and formulation studies; submission to the FDA of an Investigational New Drug Exemption (an “IND”) for human clinical testing, which must become effective before human clinical trials may begin; adequate and well-controlled clinical trials to establish the safety and effectiveness of the product for each indication for which approval is sought; submission to the FDA of an NDA, in the case of a drug product, and a Biologics License Application (“BLA”), in the case of a biologic product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic product is produced to assess compliance with cGMP; and FDA review and approval of an NDA or BLA.

      Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Once an IND is in effect, each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.

      Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase I usually involves the initial administration of the investigational drug or biologic product to people to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population, with the disease or condition for which the test material is being developed, to evaluate dosage tolerance and appropriate dosage; identify possible adverse side effects and safety risks; and preliminarily evaluate the effectiveness of the drug or biologic for specific indications. Phase III trials usually further evaluate effectiveness and test further for safety by administering the drug or biologic candidate in its final form in an expanded patient population. We cannot be sure that Phase I, Phase II or Phase III clinical trials will be completed successfully within any specified period of time, if at all. Further, we, our product development partners, or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk or are obtaining no medical benefit from the test material.

      Assuming successful completion of the required clinical testing, the results of the pre-clinical trials and the clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility(ies) at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the NDA or BLA is not acceptable, the FDA may outline the deficiencies in the NDA or BLA and often will request additional information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval. Post-approval marketing of products in larger patient populations than were studied during development can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor and/or the FDA requiring changes in the labeling of the product or even the withdrawal of the product from the market. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

      Some of our product candidates may be eligible for submission of applications for approval that require less information than the NDAs described above. The FDA may approve an ANDA if the product is the same in important respects as a listed drug, such as a drug with an effective FDA approval, or the FDA has declared it suitable for an ANDA submission. ANDAs for such generic drugs must generally contain the same manufacturing and composition information as NDAs, but applicants do not need to submit pre-clinical and often do not need to submit clinical safety and effectiveness data. Instead they must submit studies showing that the product is bioequivalent to the listed drug. Drugs are bioequivalent if the rate and extent of absorption of the drug does not show a significant difference from the rate and extent of absorption of the listed drug. Conducting bioequivalence studies is generally less time-consuming and costly than conducting pre-clinical and clinical trials necessary to support an NDA. We have submitted an ANDA for calcitonin that is currently pending before the FDA, and we may be able to submit ANDAs for other product candidates in the future.

      The FDCA provides that ANDA reviews and/or approvals will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which FDA will not approve, and may not even review, the ANDA. If the listed drug is claimed by an unexpired patent that the NDA holder has listed with the FDA, the ANDA applicant must certify in a so-called paragraph IV certification that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the ANDA. If the holder of the NDA sues the ANDA applicant within 45 days of being notified of the paragraph IV certification, the FDA will not approve the ANDA until the earlier of a court decision favorable to the ANDA applicant or the expiration of 30 months. Also, in circumstances in which the listed drug is claimed in an unexpired listed patent and the patent’s validity, enforceability or applicability to the generic drug has been challenged by more than one generic applicant, ANDA approvals of later generic drugs may be delayed until the first applicant has received a 180-day period of market exclusivity. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances until FDA acts on one or more ANDA applications. We do not believe that there is market exclusivity associated with the listed version of calcitonin and we have not been sued by the patent holder in connection with our ANDA for calcitonin, but our ANDA approval could be delayed by exclusivity awarded to a previous ANDA applicant.

      Some of our drug products may be eligible for approval under the Section 505(b)(2) approval process. Section 505(b)(2) applications may be submitted for drug products that represent a modification of a listed drug (e.g., a new indication or new dosage form) and for which investigations other than bioavailability or bioequivalence studies are essential to the drug’s approval. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug as well as information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. Preparing Section 505(b)(2) applications is also generally less costly and time-consuming than preparing an NDA based entirely on new data and information. The FDA’s current regulations governing Section 505(b)(2) or its current working policies, based on its interpretation of those regulations (whether the regulation is changed or not), may change in such a way as to adversely impact our current or future applications for approval that seek to utilize the Section 505(b)(2) approach to reduce the time and effort required to seek approval. Such changes could result in additional costs associated with additional studies or clinical trials and delays. Like ANDAs, approval of Section 505(b)(2) applications may be delayed because of market exclusivity awarded to the listed drug or because patent rights are being adjudicated.

      In addition, regardless of the type of approval, we and our partners are required to comply with a number of FDA requirements both before and after approval. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in all areas of regulatory compliance, including production and quality control to comply with cGMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA/BLA holder, including removal of the product from the market.

      Our MASCT device that we have licensed to Cytyc is a medical device that requires FDA authorization before it may be marketed. Medical devices may be marketed pursuant to an approved Pre-Market Approval Application (“PMA”), or pursuant to a clearance under Section 510(k) of the FDCA. Obtaining a PMA involves generally the same steps as obtaining an NDA or BLA. Obtaining a 510(k) generally, but not always, requires the submission of less, but still substantial, performance, manufacturing, and other information. The MASCT device has been cleared for marketing under Section 510(k). In addition, medical devices are subject to pre- and post-approval and clearance requirements similar to those that apply to drugs and biologics.

      In addition, we, our collaboration partners, and some of our product candidates, including our morphine gluconate, are subject to the requirements of the Controlled Substances Act and implementing regulations thereunder, which are administered by the DEA. Establishments may not handle controlled drug substances until they have been inspected and registered by the DEA. The DEA also imposes recordkeeping and reporting requirements, procurement and manufacturing quotas, sales restrictions, and other obligations. Facilities must be equipped to meet DEA security requirements. We currently hold a DEA registration to conduct research at our Hauppauge facility relating to drug formulations containing DEA Schedule II controlled substances. However, there can be no assurance that we will be able to maintain our DEA registration or that we will be able to obtain additional registrations required to continue to research or commercially distribute our product candidates.

Competition

      Competition in the drug industry is intense. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed in our ability to deliver both small and large molecule drugs by intranasal administration, there are a number of competitors who possess capabilities relevant to the drug delivery field. In particular, we face substantial competition from companies pursuing the commercialization of products using intranasal drug delivery technology such as Archimedes, Intranasal Technology and IDDS. Established pharmaceutical companies such as AstraZeneca and GlaxoSmithKline plc also have in-house intranasal drug delivery research and development programs that have successfully developed and are marketing products using intranasal drug delivery technology. We also face indirect competition from other companies with expertise in alternate drug delivery technologies such as oral, injectable, patch-based and pulmonary administration. These competitors include Alza, Alkermes, Nektar, Skye Pharma, and Penwest Pharmaceuticals. Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborative relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain intellectual property protection or commercialize such products sooner than we do.

      Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

      Even if we are able to develop products and then obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of products manufactured by us pursuant to supply agreements or distributed by our collaboration partners. If our product candidates obtain the necessary regulatory approvals and become commercialized, they would compete with the following products already in the market or currently in development stage:

      Obesity. The most commonly used products approved by the FDA for the treatment of obesity are: Xenical (orlistat) by F. Hoffman-LaRoche Ltd., Meridia (sibutramine) by Abbott Laboratories and the generic phentermine. In addition, there are other products currently in development for the treatment of obesity, including Acomplia (rimonabant) by Sanofi-SA, injectable PYY by Amylin Pharmaceuticals, Inc. and oral PYY by Emisphere Technologies, Inc. (“Emisphere Technologies”).

      Osteoporosis. Pharmaceutical treatments for osteoporosis include bisphosphonates such as Merck’s Fosamax (alendronate) and The Procter & Gamble Company/ Aventis’ Actonel (risedronate) and selective estrogen receptor modulators such as Lilly’s Evista (raloxifene). If commercialized, our intranasal PTH(1-34) will also compete directly with Lilly’s ForteoTM (teriparatide), an FDA approved injectable parathyroid hormone. Additional competition could come from development candidates such as injectable full length parathyroid hormone by NPS Pharmaceuticals, Inc. Our generic calcitonin-salmon intranasal spray to be manufactured by us and distributed by Par Pharmaceutical will compete with Novartis’ Miacalcin (intranasal calcitonin-salmon). Novartis may introduce an authorized generic version through Sandoz US, its wholly-owned subsidiary and Apotex has filed a generic application of intranasal salmon-calcitonin. Additional competition could come from development candidates such as oral calcitonin by Emisphere Technologies and recombinant salmon-calcitonin from Unigene, Inc.

      Breakthrough Cancer Pain. Currently, the only approved pharmaceutical treatment for breakthrough cancer pain is Actiq (oral transmucosal fentanyl citrate) by Cephalon. In addition, OraVescent (a quick dissolve formulation of fentanyl) by Cephalon is also in development.

Product Liability

      Testing, manufacturing and marketing products involve an inherent risk of product liability attributable to unwanted and potentially serious health effects. To the extent we elect to test, manufacture or market products independently, we will bear the risk of product liability directly. We currently have product liability insurance coverage in the amount of $10 million per occurrence and a $20 million aggregate limitation, subject to a deductible of $10,000 per occurrence.

Human Resources

      We had 114 full-time employees at June 30, 2005, 90 of whom are engaged in research and development, and the others are engaged in administration and support functions. None of our employees is covered by a collective bargaining agreement.

Facilities

      We currently lease approximately 51,000 square feet of space at our corporate headquarters in Bothell, Washington. This includes approximately 14,000 square feet we leased effective January 1, 2005. Our Bothell facility consists of approximately 23,000 square feet of research and development facilities, approximately 20,000 square feet of manufacturing space and approximately 8,000 square feet of general and administrative space. The lease for our headquarters in Bothell expires in January 2016.

      We also lease approximately 10,000 square feet of manufacturing space and approximately 4,500 square feet of warehouse space in Hauppauge, New York. The leases for the Hauppauge locations each expire in June 2010.

      We believe that these facilities are adequate for our current needs, although we may in the future expand our facilities for additional research and development and manufacturing capability.

Legal Proceedings

      We are not a party to any material legal proceedings.

Liability and Indemnification of Directors and Officers

      Our Restated Certificate of Incorporation currently provides that the Board of Directors has the authority to utilize, to the fullest extent possible, the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law, and our directors and officers are provided with the broadest available indemnification coverage. Such indemnification for our directors and officers is mandatory. The Restated Certificate of Incorporation also expressly provides that the advancement of expenses is mandatory and not subject to the discretion of our Board of Directors, except that any of our directors or officers who request advancement must undertake to repay the advanced amounts if it is determined that such person is not entitled to be indemnified by us. Further, our Restated Certificate of Incorporation contains provisions to eliminate the liability of our directors to us or our stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation provides for such limitation of liability.

      We also maintain a policy of directors and officers liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

      Insofar as indemnification for liabilities arising under the Securities Act, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the SEC is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, is unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information as of July 20, 2005 regarding our executive officers and directors:

Name	Age	Position

Dr. Steven C. Quay	54	Chairman of the Board, President and Chief Executive Officer
Dr. Gordon C. Brandt	45	Executive Vice President Clinical Research and Medical Affairs
Dr. Paul H. Johnson	62	Senior Vice President, Research and Development and Chief Scientific Officer
Gregory L. Weaver	49	Chief Financial Officer and Secretary
David E. Wormuth	60	Senior Vice President, Operations
Timothy M. Duffy	44	Vice President, Marketing and Business Development
Susan B. Bayh	45	Director
Dr. Alexander D. Cross	73	Director
J. Carter Beese, Jr.	49	Director
Dr. Ian R. Ferrier	62	Director
Myron Z. Holubiak	58	Director
Leslie D. Michelson	54	Director
John V. Pollock	67	Director
Gerald T. Stanewick	58	Director
Bruce R. Thaw	52	Director
Devin N. Wenig	38	Director

      Dr. Steven C. Quay. Dr. Quay has been employed by us since August 2000 as Chairman of the Board, President and Chief Executive Officer. In 1999, Dr. Quay founded and was Chairman, President and Chief Executive Officer of Atossa, which focused on the development of a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other healthcare products for women. We acquired Atossa in August 2000. In 1991, Dr. Quay founded Sonus Pharmaceuticals, Inc. (“Sonus”), a company engaged in the research and development of drug delivery systems and oxygen delivery products based on emulsion and surfactant technology, where he served as Chief Executive Officer, President and a director until June 1999. In 1984, Dr. Quay founded Salutar, Inc. (“Salutar”) to develop contrast agents for magnetic resonance imaging. Two pharmaceuticals, OmniScan® and TeslaScan®, were invented by Dr. Quay at Salutar and are now FDA-approved for sale in the United States and other countries. Dr. Quay has authored more than 100 papers in diagnostic imaging, oncology and biochemistry and holds 48 U.S. patents. Dr. Quay graduated from the University of Michigan Medical School, where he received an M.A. and a Ph.D. in biological chemistry in 1974 and 1975, respectively, and an M.D. in 1977. Dr. Quay completed his post-graduate work in the chemistry department of Massachusetts Institute of Technology and received his residency training at Massachusetts General Hospital, Harvard Medical School in Boston. From 1980 to 1986, he was a faculty member of Stanford University School of Medicine. Dr. Quay serves as a member of the Board of Directors pursuant to an agreement with us set forth in his employment agreement.

      Dr. Gordon C. Brandt. Dr. Brandt joined us in November 2002. In his position of Executive Vice President Clinical Research and Medical Affairs, he oversees the drug development process from pre-clinical through clinical testing. From 1997 to 2002, Dr. Brandt worked at Sonus where he held the positions of Vice President, Clinical and Regulatory Affairs, and Director of Medical Affairs. At Sonus, Dr. Brandt was involved in managing all aspects of design and implementation of early and late stage clinical trial programs and submissions to regulatory authorities. Dr. Brandt graduated from Yale University with a B.S. degree in engineering science, received an M.D. from the University of California, San Francisco, and completed his residency training in internal medicine at Kaiser Hospital in San Francisco. Dr. Brandt holds one U.S. patent.

      Dr. Paul H. Johnson. Dr. Johnson has been employed by us since September 2003 as Senior Vice President, Research and Development and Chief Scientific Officer. From 2001 to 2003, Dr. Johnson was Vice President, Research and Development and Chief Scientific Officer at EpiGenX Pharmaceuticals, Inc., a privately-held company focused on the development of epigenetic-based strategies to treat cancer and infectious diseases. From 1994 to 2001, Dr. Johnson served as the Head of the Cell and Molecular Biology Department and Principal Scientist in the Cancer Research Department at Berlex Biosciences (“Berlex”) in Richmond, California, the U.S. research and development center for Schering AG in Germany. He also held an adjunct faculty position in the Graduate Division of Molecular Biology and Biochemistry at the University of California at Davis. From 1975 to 1994, Dr. Johnson was the Director of the Cell and Molecular Biology Laboratory at SRI International (formerly the Stanford Research Institute) and Professor of Biochemistry at Wayne State University Medical School. Dr. Johnson received a B.S. in biological sciences from the State University of New York (“SUNY”), Buffalo, a Ph.D. in biochemistry from the Roswell Park Cancer Institute (SUNY), and completed his post-doctoral training at the California Institute of Technology under an American Cancer Society fellowship.

      Gregory L. Weaver. Mr. Weaver has been employed by us since May 2002 as its Chief Financial Officer. He was appointed Secretary in 2003. Prior to joining us, Mr. Weaver held the positions of Vice President, Strategic Development, and Vice President and Chief Financial Officer of Ilex Oncology, Inc. (“Ilex”), an oncology-focused biopharmaceutical company. During his tenure at Ilex, Mr. Weaver was involved in a series of strategic financings and acquisitions. Prior to Ilex, Mr. Weaver held several senior financial management positions, including Vice President and Chief Financial Officer of Prism Technologies, a medical device company, and Chief Financial Officer of a division of Fidelity Capital. Mr. Weaver received a B.A. in accounting from Trinity University in San Antonio, Texas, and an M.B.A. in finance from Boston College. He also served in the United States Air Force. Mr. Weaver received his Certified Public Accountant license in 1985.

      David E. Wormuth. Mr. Wormuth has been employed by us since March 2001 as its Senior Vice President, Operations. From 1997 to 2001, Mr. Wormuth was President of David E. Wormuth & Associates, a consulting firm providing expert consulting services to the pharmaceutical industry related to manufacturing and quality control. From 1992 until 1997, Mr. Wormuth served as Vice President of Operations for Sonus. Prior to joining Sonus, Mr. Wormuth spent five years in various operational and manufacturing positions with Kabivitrum, Inc., a Swedish firm, specializing in emulsion technology and the development of amino acids for LVP applications. Prior to Kabivitrum, Mr. Wormuth spent 13 years with Abbott Laboratories in various manufacturing roles until 1987. Mr. Wormuth graduated from Newberry College in Newberry, South Carolina, where he received a B.A. in history and political science, and also served in the United States Marine Corps.

      Timothy M. Duffy. Mr. Duffy has been employed by us since June 2004 as Vice President, Marketing and Business Development. Prior to joining us, Mr. Duffy held the position of Vice President, Business Development at Prometheus Laboratories Inc. (“Prometheus”), a privately held specialty pharmaceutical company. During his career at Prometheus, Mr. Duffy managed the acquisition of seven pharmaceutical products, the licensing of nine diagnostic technologies, and the negotiation of other transactions. Prior to Prometheus, Mr. Duffy served for 13 years in functional and management positions in the pharmaceutical division at The Procter & Gamble Company. Mr. Duffy received a B.A. in biology from Loras College in Dubuque, Iowa.

Executive Compensation

					Long-Term Compensation
					Awards

	Annual Compensation					Securities
					Restricted	Underlying
				Other Annual	Stock	Options/
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation	Awards($)	Warrants(#)

Dr. Steven C. Quay	2004	393,250	200,000	—	—	—
Chairman, President and Chief	2003	357,500	50,000	—	—	—
Executive Officer	2002	316,927	25,000	—	—	900,000	(6)
Dr. Gordon C. Brandt	2004	224,750	73,800	—	—	—
Executive Vice President,	2003	200,000	80,250	—	—	25,000	(7)
Clinical Research and Medical	2002	20,498	56,667	—	—	90,000	(8)
Affairs(1)
Dr. Paul H. Johnson	2004	249,832	56,280	—	—	—
Senior Vice President, Research	2003	51,539	22,000	—	—	90,000	(9)
and Development and Chief
Scientific Officer(2)
Gregory L. Weaver	2004	250,000	100,000	—	84,300 (5)	7,500	(10)
Chief Financial Officer(3)	2003	242,796	97,149	—	—	25,000	(11)
	2002	146,087	47,846	100,000 (4)	—	125,000	(12)
David E. Wormuth	2004	228,275	74,874	—	—	25,000	(13)
Senior Vice President, Operations	2003	207,428	83,008	—	—	25,000	(14)
	2002	192,476	79,056	—	—	10,000	(15)

(1)	Dr. Brandt commenced employment with us in November 2002.

(2)	Dr. Johnson commenced employment with us in September 2003.

(3)	Mr. Weaver commenced employment with us in May 2002.

(4)	Represents relocation expenses paid to Mr. Weaver in connection with the commencement of his employment in 2002 and his relocation to our offices in Bothell, Washington.

(5)	One June 9, 2004, Mr. Weaver was awarded 7,500 shares of restricted Common Stock pursuant to our 2004 Incentive Stock Plan. The value of such restricted stock is based upon a $11.24 stock price, which was the closing price of the Common Stock on the date of grant. One-third of the shares vest on each of the first three anniversary dates of the grant. These shares of restricted Common Stock are eligible to receive dividends, however, we have no current plans to pay any dividends.

(6)	Includes options to purchase 800,000 shares of the Common Stock at an exercise price of $12.94 per share, and options to purchase 100,000 shares of Common Stock at an exercise price of $25.00 per share.

(7)	Represents options to purchase 25,000 shares of Common Stock at an exercise price of $8.89 per share.

(8)	Represents options to purchase 90,000 shares of Common Stock at an exercise price of $10.99 per share.

(9)	Represents options to purchase 90,000 shares of Common Stock at an exercise price of $9.36 per share.

(10)	Represents options to purchase 7,500 shares of Common Stock at an exercise price of $11.24 per share.

(11)	Represents options to purchase 25,000 shares of Common Stock at an exercise price of $8.21 per share.

(12)	Represents options to purchase 125,000 shares of Common Stock at an exercise price of $15.30 per share.

(13)	Represents options to purchase 25,000 shares of Common Stock at an exercise price of $13.90 per share.

(14)	Represents options to purchase 25,000 shares of Common Stock at an exercise price of $8.21 per share.

(15)	Represents options to purchase 10,000 shares of Common Stock at an exercise price of $13.63 per share.

PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of July 20, 2005, the beneficial ownership of our common stock as to (i) persons known to us who may be deemed to be beneficial owners of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, executive officers and affiliates, and (iii) all of our directors and officers as a group. Unless otherwise indicated, the address of each of the persons named below is c/o Nastech Pharmaceutical Company Inc., 3450 Monte Villa Parkway, Bothell, Washington 98021.

		Percentage of
	Amount and Nature of	Outstanding
Name of Beneficial Owner	Beneficial Ownership(1)	Shares Owned

Dr. Steven C. Quay(2)	1,875,786	9.9%
Chairman of the Board, President and Chief Executive Officer
Dr. Gordon C. Brandt(3)	75,834	*
Executive Vice President Clinical Research and Medical Affairs
Dr. Paul J. Johnson(4)	34,000	*
Senior Vice President, Research and Development, and Chief Scientific Officer
Gregory L. Weaver(5)	160,167	*
Chief Financial Officer and Secretary
David E. Wormuth(6)	110,001	*
Senior Vice President, Operations
Timothy M. Duffy(7)	21,052	*
Vice President, Marketing and Business Development
Susan B. Bayh(8)	15,000	*
Director
J. Carter Beese, Jr.(9)	65,500	*
Director
Alexander D. Cross (10)	17,500	*
Director
Dr. Ian Ferrier(11)	19,000	*
Director
Myron Z. Holubiak(12)	33,000	*
Director
Leslie D. Michelson(13)	45,500	*
Director
John V. Pollock(14)	88,833	*
Director
Gerald T. Stanewick(15)	172,712	*
Director
Bruce R. Thaw(16)	208,541	1.1
Director
Devin N. Wenig(17)	407,653	2.2
Director
All Officers and Directors as a Group (16 persons)(18)	3,350,079	17.1

*	Beneficial Ownership of less than 1.0% is omitted.

(1)	Except as otherwise noted below, includes all outstanding shares of Common Stock, shares of Common Stock underlying vested options or vested warrants, and all outstanding restricted shares of Common Stock (both vested and unvested), that are owned beneficially by the individual listed with sole voting and/or investment power. All references to “vested” options or “vested warrants” shall include all such options or warrants that are exercisable as of July 20, 2005 as well as those options or warrants that will become exercisable within 60 days of July 20, 2005.

(2)	Includes vested options to purchase 845,846 shares of Common Stock and 268,000 shares of Common Stock directly beneficially owned by Dr. Quay and 168,000 unvested restricted shares of Common Stock. Also includes 593,940 shares held by K-Quay Enterprises LLC, of which Dr. Quay is a beneficial owner.

(3)	Includes vested options to purchase 68,334 shares of Common Stock and 7,500 unvested restricted shares of Common Stock.

(4)	Includes vested options to purchase 30,000 shares of Common Stock and 4,000 unvested restricted shares of Common Stock.

(5)	Includes vested options to purchase 144,167 shares of Common Stock and 12,500 unvested restricted shares of Common Stock.

(6)	Includes vested options to purchase 102,501 shares of Common Stock and 7,500 unvested restricted shares of Common Stock.

(7)	Includes vested options to purchase 5,000 shares of Common Stock and 12,277 unvested restricted shares of Common Stock.

(8)	Includes 15,000 unvested restricted shares of Common Stock.

(9)	Includes vested options to purchase 58,000 shares of Common Stock and 4,500 unvested restricted shares of Common Stock.

(10)	Includes 16,500 unvested restricted shares of Common Stock.

(11)	Includes vested options to purchase 13,000 shares of Common Stock and 3,000 unvested restricted shares of Common Stock.

(12)	Includes vested options to purchase 15,000 shares of Common Stock and 3,000 unvested restricted shares of Common Stock.

(13)	Includes vested options to purchase 16,500 shares of Common Stock and 4,500 unvested restricted shares of Common Stock.

(14)	Includes vested options to purchase 68,000 shares of Common Stock and 4,500 unvested restricted shares of Common Stock.

(15)	Includes vested options to purchase 15,000 shares of Common Stock and 3,000 unvested restricted shares of Common Stock. Also includes 57,500 shares of Common Stock held by Mr. Stanewick’s spouse.

(16)	Includes vested options to purchase 104,500 shares of Common Stock and 3,000 unvested restricted shares of Common Stock.

(17)	Includes vested options to purchase 38,000 shares of Common Stock and 4,500 unvested restricted shares of Common Stock.

(18)	Includes vested options to purchase 1,523,848 shares of Common Stock, and 273,277 unvested restricted shares of Common Stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

      This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

      INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

      Any dividends paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to the appropriate withholding agent. Special rules, described below, apply if such dividends are effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Our Common Stock

      Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

      The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

      If any dividends on our common stock, or gain from the sale, exchange or other disposition of our common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividends or gain will be subject to U.S. federal net income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividends or gain would ordinarily be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

      The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

      The U.S. Internal Revenue Code and the applicable Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his or her returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

      Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

      Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

      THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

      Needham & Company, LLC is acting as sole bookrunning manager of the offering, and, together with SunTrust Capital Markets, Inc. and Delafield Hambrecht, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Needham & Company, LLC
SunTrust Capital Markets, Inc.
Delafield Hambrecht, Inc.
Total	1,500,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 225,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We and our officers and directors have agreed that, for a period of 120 days from the date of the underwriting agreement, we and they will not, without the prior written consent of Needham & Company, LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. The exceptions permit our officers and directors to transfer shares of common stock as bona fide gifts and as approved by Needham & Company, LLC, and to sell shares of common stock, where applicable, under preplanned trading programs that satisfy the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and that are in effect on the date of the lock-up agreements. Needham & Company, LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The common stock is quoted on the Nasdaq National Market under the symbol “NSTK.”

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by
Nastech Pharmaceutical
Company Inc.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In connection with the offering, Needham & Company, LLC on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Needham & Company, LLC repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be $          .

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities resulting from any breach by us of the underwriting agreement, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus supplement is being passed upon for us by Pryor Cashman Sherman & Flynn LLP, New York, New York and Goodwin Procter LLP, Boston, Massachusetts will pass upon legal matters for the underwriters.

EXPERTS

      Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any documents filed by us at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room of the Securities and Exchange Commission by calling the Securities and Exchange Commission at 1-800-SEC-0330. You can also request copies of such documents, upon payment of a duplicating fee, by writing to the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is: http://www.sec.gov. In addition, our common stock is listed on the Nasdaq National Market under the symbol “NSTK,” and similar information concerning us can be inspected and copied at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. In addition, copies of our annual, quarterly, and current reports may be obtained from our website at http://www.nastech.com. The information available on or through our website is not a part of this prospectus supplement and the accompanying prospectus.

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act (File No. 333-119429), with respect to the securities offered by this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete, and in each instance please see the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities offered by this prospectus supplement, please refer to the registration statement and such exhibits and schedules which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Securities and Exchange Commission, or from its web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      In this document, we “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

(1) Our Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2004;

(2) Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005;

(3) Our Current Reports on Form 8-K (File No. 000-13789) dated January 21, 2005 reporting certain events under Items 1.01 and 9.01, dated May 25, 2005 reporting certain events under Items 1.01 and 9.01, dated June 3, 2005 reporting certain events under Items 1.01 and 9.01 and July 20, 2005 reporting certain events under Items 1.01, 5.03, 8.01 and 9.01;

(4) Our Definitive Proxy Statement on Schedule 14A relating to our Annual Meeting of Stockholders held on July 20, 2005; and

(5) The description of our Common Stock and the description of certain provisions of Delaware Law contained in:

(i) Our Registration Statement on Form 8-A dated August 12, 1985;

(ii) Our Restated Certificate of Incorporation dated July 20, 2005 and filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 20, 2005;

(iii) Our Amended and Restated Bylaws dated August 11, 2004 and filed as Exhibit 3.10 to our Registration Statement on Form S-3 (File No. 333-119429); and

(iv) Any amendments or reports filed for the purpose of updating such description.

      You may request a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but that has not been delivered at no cost, by writing or calling us at the following address or telephone number:

Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, Washington 98021
Attention: Chief Financial Officer
(425) 908-3600

Nastech Pharmaceutical Company Inc.
$80,000,000
of
Common Stock, Warrants and Debt Securities

         We may, from time to time, in one or more series, offer and sell the following securities:

•	common stock;

•	warrants to purchase common stock; or

•	debt securities.

          The initial offering price for any of these securities will not exceed $80,000,000. We will describe the terms of any such offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. Such prospectus supplement will contain the following information about the offered securities:

•	title and amount;

•	offering price, underwriting discounts and commissions and our net proceeds;

•	any market listing and trading symbol;

•	names of lead or managing underwriters and description of underwriting arrangements; and

•	the specific terms of the offered securities.

          Our shares of common stock trade on the Nasdaq National Market under the symbol “NSTK.” On September 29, 2004, the last sale price of the shares as reported on the Nasdaq National Market was $12.40 per share.

            You should carefully read and consider the risk factors beginning on page 14 in our Annual Report on Form 10-K for the year ended December 31, 2003 for risks relating to investments in our securities.

Our mailing address and telephone number are:

3450 Monte Villa Parkway
Bothell, Washington 98021
(425) 908-3600

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 8, 2004

i

      Unless the context otherwise requires, all references in this prospectus to “Nastech,” “Company,” “registrant,” “we,” “us” or “our” include Nastech Pharmaceutical Company Inc., a Delaware corporation, and any subsidiaries or other entities controlled by us. All references in this prospectus to “common stock” refer to our common stock, par value $.006 per share.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf registration statement, we may, from time to time, sell any combination of common stock, warrants to purchase common stock or debt securities in one or more offerings for total gross proceeds of up to $80,000,000. This prospectus provides you with a general description of the securities we may offer.

      If required, each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered. The prospectus supplement may add, update or change information contained in this prospectus and may include a discussion of any risk factors or other special considerations that apply to the offered securities. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. Before making an investment decision, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

FORWARD LOOKING INFORMATION

      We consider some of the statements in this prospectus and in documents incorporated by reference to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry’s actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of such act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “believe,” “expect,” “plan,” “anticipate,” “intend,” “estimate,” “predict,” “potential” and other expressions which indicate future events and trends. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

      The following factors, among others, could cause our or our industry’s future results to differ materially from historical results or those anticipated:

•	our ability to obtain additional funding;

•	our efforts to establish and maintain collaborative partnerships for the development of apomorphine nasal spray, calcitonin nasal spray, interferon beta, morphine gluconate nasal spray, parathyroid hormone (PTH 1-34), abuse-resistant opioid, peptide PYY (3-36) nasal spray or other programs;

•	the success or failure of our research and development programs;

•	the advantages and disadvantages of pharmaceuticals delivered nasally;

•	the need for improved and alternative drug delivery methods;

•	our efforts to collaborate with other pharmaceutical and biotechnology companies that have products under development;

•	our ability to successfully complete product research and development, including pre-clinical and clinical studies and commercialization;

•	our ability to obtain required governmental approvals, including product and patent approvals;

•	our ability to successfully manufacture the products of our research and development programs and our marketed products to meet current Good Manufacturing Practices and to manufacture these products at a financially acceptable cost;

•	our ability to attract and/or retain our key officers and employees and manufacturing, sales, distribution and marketing partners;

•	costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits;

•	our ability to develop and commercialize our products before our competitors; and

•	the projected size of the drug delivery market.

      For further information on factors which could impact us and the statements contained herein, see the “Risk Factors” beginning on page 14 in our Annual Report on Form 10-K for the year ended December 31, 2003. We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events.

      These factors and the risk factors beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2003 are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

INFORMATION ABOUT THE COMPANY

Business

      Nastech Pharmaceutical Company Inc. is an emerging pharmaceutical company developing products based on applying proprietary drug delivery technologies, with over 200 patents and applications filed. We are developing molecular biology-based technologies for delivering both small and large molecule drugs by nasal administration, along with an extended release oral delivery technology. Our intranasal drug delivery technology may lead to greater drug efficacy, speed of action, safety, and patient compliance. We are developing a diverse product portfolio across multiple therapeutic areas, including products targeted for the treatment of sexual dysfunction, obesity, pain management, osteoporosis, and multiple sclerosis.

      We are building a pharmaceutical company leveraging our unique drug delivery capabilities and technologies as the means to develop commercial products — initially with partners, then on our own. The key elements of our business model are to:

•	develop proprietary active delivery molecules from our tight junction and siRNA technologies;

•	focus on molecules where our portfolio of technologies will offer significant clinical advantages;

•	conduct preclinical, clinical and manufacturing steps to generate validated clinical leads and products;

•	partner to complete or assist us to complete development and commercialization; and

•	provide turn-key commercial manufacturing of nasal delivery products.

      We are a leader in molecular-biology based drug delivery, which involves the pharmaceutical manipulation of “tight junctions.” Tight junctions are the cell-to-cell connections that comprise various tissues of the body and that regulate the transport and passage of therapeutic drugs across these natural barriers. We also have expertise in formulation science, a systematic approach to drug development using biophysics, physical chemistry and pharmacology to maximize therapeutic efficacy and safety, which sometimes involves a change in route of administration. Our drug delivery technology is essential in designing an optimized, customizable dosage form and in delivering proteins and large molecule drugs that can currently only be delivered by injection or other non-optimized routes.

      Our core technical competency in molecular-biology based drug delivery involves the research, development and manufacture of nasally administered prescription pharmaceuticals. We investigate the commercial weaknesses of pharmaceutical products currently available in oral, injectable or other dosage forms, and we determine the advantages an alternative nasal drug delivery system, such as intranasal, would have for the same drug in the market place. For example, while the oral route delivery is the most popular and least expensive method of delivery, gastrointestinal and liver metabolism can reduce an oral drug’s effectiveness. Generally, a nasal delivery system will provide faster absorption into the blood stream than an oral product thereby resulting in faster onset of action. Other advantages of this therapy may include lower drug doses, fewer side effects, greater safety and efficacy, greater convenience to the patient, better patient compliance of prescribed drug therapy, and lower overall health care costs for the patient when compared to established methods of delivery. Pharmaceuticals that are currently injected can also be candidates for nasal delivery.

      Our current business strategy seeks to broaden applications of our commitment to tight junction technology and formulation science, allowing drugs to be more safe and effective in patient treatment, with particular emphasis on the applications for nasal drug delivery in the prescription and over-the-counter markets.

      To accomplish this objective, we plan to do the following:

•	focus initial efforts on significant injectable approved drugs;

•	leverage strategic alliances; and

•	protect and expand intellectual property rights.

      The following list summarizes our current material programs under development:

Programs Under Development	Therapeutic Category

Apomorphine Hydrochloride	Sexual Dysfunction
Calcitonin	Osteoporosis
Interferon Beta	Multiple Sclerosis
Morphine Gluconate	Pain
Peptide YY (3-36)	Obesity
Parathyroid Hormone (PTH 1-34)	Osteoporosis
Abuse-Resistant Opioid	Pain

      We intend to leverage our core technologies by collaborating with other pharmaceutical and biotechnology companies that have products under development that may benefit from nasal delivery.

      As of September 28, 2004, Nastech employs 91 full-time employees, of whom 68 are engaged in research and development. The balance are engaged in administration and support functions.

      We were incorporated in Delaware on September 23, 1983. Our principal executive offices are located at 3450 Monte Villa Parkway, Bothell, Washington 98021, and our telephone number there is (425) 908-3600. We have an internet web address at “http://www.nastech.com.” The information available on or through our website is not a part of this prospectus or any prospectus supplement.

Indemnification of Officers and Directors

      Our certificate of incorporation, as amended, provides that the indemnification provisions of Section 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      We also maintain a policy of directors and officers liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.

      Our Certificate of Incorporation also contains provisions to limit the liability of our directors to us or our stockholders as permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation, as amended, provides for such limitation of liability.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,										Six Months
											Ended
	1999		2000		2001		2002		2003		June 30, 2004

	(in thousands)
Ratio of earnings to fixed charges and preferred stock dividends (a)	(b	)	(b	)	(b	)	(b	)	(b	)	(b )

(a)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before the provision for income taxes and the cumulative effect of changes in accounting, plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest.

(b)	Earnings for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the six months ended June 30, 2004, were insufficient to cover fixed charges by $8,350, $9,387, $9,232, $13,468, $2,141, and $15,135 (in thousands), respectively.

USE OF PROCEEDS

      Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, including the funding of our clinical research and development programs, the clinical development of our pipeline, capital expenditures and working capital needs.

PLAN OF DISTRIBUTION

      We may sell the securities registered under this prospectus:

•	through underwriting syndicates represented by one or more managing underwriters;

•	to or through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

      We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. We will describe the name or names of any underwriters and the purchase price of the securities in a prospectus supplement relating to the securities. Any underwritten offering may be on a best efforts or a firm commitment basis. The obligations, if any, of the underwriter to purchase any securities will be subject to certain conditions.

      If a dealer is used in an offering of securities, we may sell the securities to the dealer as principal. We will describe the name or names of any dealers and the purchase price of the securities in a prospectus supplement relating to the securities. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale. Any public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

      We, or any underwriter, dealer or agent, may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

      Any of these prices may represent a discount from the prevailing market prices. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of securities. We will describe any of these activities in the prospectus supplement.

      We may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts. If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement. We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

      In connection with the sale of the securities and as further set forth in an applicable prospectus supplement, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of the securities they realize, may be deemed to be underwriting discounts and commissions under the Securities Act. The prospectus supplement will identify any underwriter or agent and will describe any compensation they receive from us.

      Unless otherwise specified in the prospectus supplement, each series of the securities will be a new issue with no established trading market, other than our common stock which currently is listed on the Nasdaq National Market. We may elect to list any series of debt securities or warrants on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of our securities, but underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we can give no assurance about the liquidity of the trading market for any of our securities that may be sold pursuant to this prospectus.

      Under agreements we may enter into, we may indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with, and perform services for us and our subsidiaries from time to time in the ordinary course of business.

      If indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these contracts.

DESCRIPTION OF COMMON STOCK

      Set forth below is a description of our common stock. The following description of our common stock is a summary and is subject to and qualified by the applicable provisions of our certificate of incorporation, our bylaws and the relevant provisions of the laws of the State of Delaware. The particular terms of any offering of our common stock will be described in a prospectus supplement relating to such offering. The prospectus supplement may provide that our common stock will be issuable upon the conversion of debt securities or the exercise of warrants to purchase our common stock.

General

      We are currently authorized to issue up to 25,000,000 shares of common stock. As of September 28, 2004, we had issued and outstanding 13,396,711 shares of our common stock.

      All shares of common stock issued will be duly authorized, fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Under Delaware law, stockholders generally are not liable for our debts or obligations. Our certificate of incorporation does not authorize cumulative voting for the election of directors. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of shares of our common stock are entitled to receive dividends that are declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.

      Our common stock currently is trading on the Nasdaq National Market. We will apply to the Nasdaq National Market to list any additional shares of common stock that we offer and sell pursuant to a prospectus supplement.

Stockholder Rights Plan

      On February 22, 2000, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the holder, once the right becomes exercisable, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $.01 per share. We issued these rights on March 17, 2000 to each stockholder of record on such date, and these rights attach to shares of common stock subsequently issued. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors and could, therefore, have the effect of delaying or preventing someone from taking control of us, even if a change of control were in the best interest of our stockholders.

      Holders of our preferred share purchase rights are generally entitled to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $50.00, subject to adjustment as provided in the Stockholder Rights Agreement. These preferred share purchase rights will generally be exercisable only if a person or group becomes the beneficial owner of 15 percent or more of our outstanding common stock or announces a tender offer for 15 percent or more of our outstanding common stock. Each holder of a preferred share purchase right, excluding an acquiring entity or any of its affiliates, will have the right to receive, upon exercise, shares of our common stock, or shares of stock of the acquiring entity, having a market value equal to two times the purchase price paid for one one-thousandth of a share of Series A preferred stock. The preferred share purchase rights expire on March 17, 2010, unless we extend the expiration date or in certain limited circumstances, we redeem or exchange such rights prior to such date.

Transfer Agent

      American Stock & Transfer Company is the transfer agent and registrar for our common stock.

DESCRIPTION OF WARRANTS

      The following description of our warrants for the purchase of common stock in this prospectus contains the general terms and provisions of the warrants. The particular terms of any offering of warrants will be described in a prospectus supplement relating to such offering. The statements below describing the warrants are subject to and qualified by, the applicable provisions of our certificate of incorporation, bylaws and the relevant provisions of the laws of the State of Delaware.

General

      We may issue warrants for the purchase of our common stock. We may issue warrants independently or together with any of our securities, and warrants also may be attached to our securities or independent of them. We may issue series of warrants under a separate warrant agreement between us and a specified warrant agent described in the prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      As of September 28, 2004, the only warrants issued and outstanding consist of warrants to purchase 1,586,751 shares of our common stock.

Terms

      A prospectus supplement will describe the specific terms of any warrants that we issue or offer, including:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount and terms of our capital stock purchasable upon exercise of the warrants;

•	the designation and terms of our other securities, if any, that may be issued in connection with the warrants, and the number of warrants issued with each corresponding security;

•	if applicable, the date that the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	the prices and currencies for which the securities purchasable upon exercise of the warrants may be purchased;

•	the date that the warrants may first be exercised;

•	the date that the warrants expire;

•	the minimum or maximum amount of warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF DEBT SECURITIES

      Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued under an indenture between us and Wilmington Trust Company, as trustee. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), as in effect on the date of the indenture. The following description summarizes only the material provisions of the indenture. Accordingly, you should read the form of indenture, a copy of which has been filed as an exhibit to the Registration Statement, because it, and not this description, defines your rights as holders of our debt securities. You should also read the applicable prospectus supplement for additional information and the specific terms of the debt securities.

      For purposes of this section, “Description of Debt Securities,” only, references to “Nastech”, “Company”, “we”, “us” or “our” include only Nastech Pharmaceutical Company Inc. and not its subsidiaries.

General

      We may, at our option, issue debt securities in one or more series from time to time. “Debt securities” may include senior debt, senior subordinated debt or subordinated debt. The particular terms of the debt securities offered by any prospectus supplement, and the extent, if any, to which such general provisions do not apply to the debt securities will be described in the prospectus supplement relating to such debt securities. The following summaries set forth certain general terms and provisions of the indenture and the debt securities. The prospectus supplement relating to a series of debt securities being offered will contain the following terms, if applicable:

•	the title and ranking;

•	the aggregate principal amount and any limit on such amount;

•	the price at which such debt securities will be issued;

•	the date on which the debt securities mature;

•	the fixed or variable rate at which the debt securities will bear interest, or the method by which such rate shall be determined;

•	the timing, place and manner of making principal, interest and any premium payments on the debt securities, and, if applicable, where such debt securities may be surrendered for registration of transfer or exchange;

•	the date or dates, if any, after which the debt securities may be converted or exchanged into or for shares of our common stock or another company’s securities or properties or cash and the terms of any such conversion or exchange;

•	any redemption or early repayment provisions;

•	any sinking fund or similar provisions;

•	the authorized denominations;

•	any applicable subordination provisions;

•	any guarantees of such securities by our subsidiaries or others;

•	the currency in which we will pay the principal, interest and any premium payments on such debt securities;

•	whether the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

•	the time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	the provisions, if any, granting special rights to the holders of debt securities upon certain events;

•	any additions to or changes in the events of default or covenants of Nastech with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	whether and under what circumstances we will pay any additional amounts on such debt securities for any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities instead of paying such amounts;

•	the form (registered and/or bearer securities), any restrictions applicable to the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities may be exchanged for registered securities and vice versa;

•	the date of any bearer securities or any global security, if other than the date of original issuance of the first security of the series to be issued;

•	the person to whom and manner in which any interest shall be payable;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities and the terms upon which such exchanges may be made;

•	the securities exchange(s), if any, on which the securities will be listed;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	the form (certificated or book-entry);

•	the form and/or terms of certificates, documents or conditions which may be necessary, if any, for the debt securities to be issuable in final form; and

•	additional terms not inconsistent with the provisions of the indenture.

      One or more series of debt securities may be sold at a substantial discount below their stated principal amount bearing no interest or interest at a rate below the market rate at the time of issuance. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities. In such cases, all material United States federal income tax and other considerations applicable to any such series will be described in the applicable prospectus supplement.

      We will comply with Section 14(e) under the Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act, which may then be applicable, in connection with any obligation of Nastech to purchase debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the applicable prospectus supplement.

Exchange, Registration, Transfer and Payment

      We expect payment of principal, premium, if any, and any interest on the debt securities to be payable, and the exchange and the transfer of debt securities will be registerable, at the office of the trustee or at any other office or agency we maintain for such purpose. We expect to issue debt securities in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require a payment to cover any tax or other governmental charges payable in connection therewith.

Global Debt Securities

      Unless we indicate otherwise in the applicable prospectus supplement, the following provisions will apply to all debt securities.

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary that we will identify in a prospectus supplement. Each global security will be deposited with the depositary and will bear a legend regarding any related restrictions or other matters as may be provided for pursuant to the applicable indenture.

      Unless a prospectus supplement states otherwise, no global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary, unless:

•	the depositary has notified us that it is unwilling or unable or is no longer qualified to continue as depositary;

•	we order the trustee that such global security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable; or

•	other circumstances, if any, as may be described in the applicable prospectus supplement.

      All debt securities issued in exchange for a global security or any portion thereof will be registered in such names as the depositary may direct. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

      Debt securities which are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security registered in the name of such depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions that have accounts with such depositary or its nominee (the “Participants”). The accounts to be credited will be designated by the underwriters or agents of such debt securities or by us, if such debt securities are offered and sold directly by us.

      Ownership of beneficial interests in such global security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global security or by Participants or persons that hold through Participants.

      The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

      So long as the depositary, or its nominee, is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Payment of principal of, and premium and interest, if any, on debt securities will be made to the depositary or its nominee as the registered owner or bearer as the case may be of the global security representing such debt securities. Each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in such global security desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary will authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      The rights of any holder of a debt security to receive payment of principal and premium of, if any, and interest on such debt security, on or after the respective due dates expressed or provided for in such debt security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the holders.

      Neither we, the trustee, any paying agent nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such debt securities or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

      We expect that the depositary or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security for such debt securities as shown on the records of such depositary or its nominee. We also expect that payments by Participants to owners of beneficial interests in such global security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participants.

      If the depositary for a global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue debt securities of such series in definitive form in exchange for such global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the global securities representing debt securities of such series.

Covenants

      Except as permitted under “Consolidation, Merger and Sale of Assets,” the indenture will require us to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (declaration and statutory) and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the holders of the debt securities.

      The indenture will require us to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all taxes, assessments and governmental charges levied or imposed upon us except any tax, assessment, charge or claim whose amount or applicability is being contested in good faith.

      Reference is made to the indenture and applicable prospectus supplement for information with respect to any additional covenants specific to a particular series of debt securities.

Consolidation, Merger and Sale of Assets

      Except as set forth in the applicable prospectus supplement, the indenture will provide that we shall not consolidate with, or sell, assign, transfer, lease or convey all or substantially all of our assets, or merge into, to any person unless:

•	we are the surviving entity or, in the event that we are not the surviving entity, the person formed by the transaction (in a consolidation) or the entity which received the transfer of assets:

•	is a corporation organized under the laws of any state of the United States of America or the District of Columbia; and

•	assumes all of our obligations under the debt securities and the indenture; and

•	immediately after giving effect to the transaction, no event of default, as defined in the indenture, shall have occurred and be continuing.

      Notwithstanding the foregoing, we may merge with another person or acquire by purchase or otherwise all or any part of the property or assets of any other corporation or person in a transaction in which we are the surviving entity.

Events of Default

      Unless otherwise specified in the applicable prospectus supplement, the following are events of default with respect to any series of debt securities issued under the indenture:

•	failure to pay principal of any debt security of that series when due and payable at maturity, upon acceleration, redemption or otherwise;

•	failure to pay any interest on any debt security of that series when due, and the default continues for 30 days;

•	failure to comply with any covenant or warranty contained in the indenture, other than covenants or warranties contained in the indenture solely for the benefit of other series of debt securities, and the default continues for 30 days after notice from the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to that particular series of debt securities.

      If an event of default occurs and continues, then upon written notice to us the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the unpaid principal amount of, and any accrued and unpaid interest on, all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul such acceleration:

•	if all events of default other than the nonpayment of principal of or interest on the debt securities of that series which have become due solely because of the acceleration have been waived or cured; and

•	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to waiver of defaults, see “Amendment, Supplement and Waiver” below.

      The indenture will provide that, subject to the duty of the trustee during an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

      We will be required to furnish to the trustee under the indenture annually a statement as to the performance by us of our obligations under that indenture and as to any default in such performance.

Discharge of Indenture and Defeasance

      Except as otherwise set forth in the applicable prospectus supplement, we may terminate our obligations under the debt securities of any series, and the corresponding obligations under the indenture when:

•	we have paid or deposited with the trustee funds or United States government obligations in an amount sufficient to pay at maturity all outstanding debt securities of such series, including interest other than destroyed, lost or stolen debt securities of such series which have not been replaced or paid;

•	all outstanding debt securities of such series have been delivered (other than destroyed, lost or stolen debt securities of such series which have not been replaced or paid) to the trustee for cancellation; or

•	all outstanding debt securities of any series have become due and payable; and

•	we have paid all other sums payable under the indenture.

      In addition, we may terminate substantially all our obligations under the debt securities of any series and the corresponding obligations under the indenture if:

•	we have paid or deposited with the trustee, in trust an amount of cash or United States government obligations sufficient to pay all outstanding principal of and interest on the then outstanding debt securities of such series at maturity or upon their redemption, as the case may be;

•	such deposit will not result in a breach of, or constitute a default under, the indenture;

•	no default or event of default shall have occurred and continue on the date of deposit and no event of default as a result of a bankruptcy or event which with the giving of notice or the lapse of time would become a bankruptcy event of default shall have occurred and be continuing on the 91st day after such date;

•	we deliver to the trustee a legal opinion that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of our exercise of such option and shall be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised; and

•	certain other conditions are met.

      We shall be released from our obligations with respect to the covenants to deliver reports required to be filed with the Securities and Exchange Commission and an annual compliance certificate, and to make timely payments of taxes (including covenants described in a prospectus supplement) and any event of default occurring because of a default with respect to such covenants as they related to any series of debt securities if:

•	we deposit or cause to be deposited with the trustee in trust an amount of cash or United States government obligations sufficient to pay and discharge when due the entire unpaid principal of and interest on all outstanding debt securities of any series;

•	such deposit will not result in a breach of, or constitute a default under, the indenture;

•	no default or event of default shall have occurred and be continuing on the date of deposit no event of default as a result of a bankruptcy or event which with the giving of notice or the lapse of time would become a bankruptcy event of default shall have occurred and be continuing on the 91st day after such date;

•	we deliver to the trustee a legal opinion that the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of our exercise of such option and shall be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised; and

•	certain other conditions are met.

      Upon satisfaction of such conditions, our obligations under the indenture with respect to the debt securities of such series, other than with respect to the covenants and events of default referred to above, shall remain in full force and effect.

      Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of debt securities:

•	rights of registration of transfer and exchange of debt securities of such series;

•	rights of substitution of mutilated, defaced, destroyed, lost or stolen debt securities of such series;

•	rights of holders of debt securities of such series to receive payments of principal thereof and premium, if any, and interest thereon when due;

•	rights, obligations, duties and immunities of the trustee;

•	rights of holders of debt securities of such series as beneficiaries with respect to property deposited with the trustee and payable to all or any of them; and

•	our obligations to maintain an office or agency in respect of the debt securities of such series.

Transfer and Exchange

      A holder of debt securities may transfer or exchange such debt securities in accordance with the indenture. The registrar for the debt securities may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer or exchange any debt security selected for redemption or any debt security for a period of 15 days before a selection of debt security to be redeemed.

      The registered holder of a debt security may be treated as the owner of such security for all purposes.

Amendment, Supplement and Waiver

      Subject to certain exceptions, the terms of the indenture or the debt securities may be amended or supplemented by us and the trustee with the written consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the amendment with each series voting as a separate class. Without the consent of any holder of the debt securities, we and the trustee may amend the terms of the indenture or the debt securities to:

•	cure any ambiguity, defect or inconsistency;

•	provide for the assumption of our obligations to holders of the debt securities by a successor corporation;

•	provide for uncertificated debt securities in addition to certificated debt securities;

•	make any change that does not adversely affect the rights of any holder of the debt securities in any material respect;

•	add to, change or eliminate any other provisions of the indenture in respect of one or more series of debt securities if such change would not (i) apply to any security of any series created prior to the execution of a supplemental indenture and entitled to the benefit of such provision and (ii) modify the rights of the holder of any such security with respect to such provision or become effective only when there is no outstanding security of any series created prior to the execution of such supplemental indenture and entitled to such benefits;

•	establish any additional series of debt securities; or

•	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.

      However, holders of each series of debt securities affected by a modification must consent to modifications that have the following effect:

•	reduce the principal amount of debt securities the holders of which must consent to an amendment, supplement or waiver of any provision of the indenture;

•	reduce the rate or change the time for payment of interest on any debt security;

•	reduce the principal of or change the fixed maturity of any debt securities;

•	change the date on which any debt security may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

•	make any debt security payable in currency other than that stated in the debt security;

•	waive any existing default or event of default and the consequences with respect to that series;

•	modify the right of any holder to receive payment of principal or interest on any debt security on or after the respective due dates expressed or provided for in the debt security;

•	impair the right of any holder to institute suit for the enforcement of any payment in or with respect to any such debt security; or

•	make any change in the foregoing amendment provisions which require each holder’s consent.

      Any existing default may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of the series affected thereby.

      The consent of the holders of debt securities is not necessary to approve the particular form of any proposed amendment to any indenture. It is sufficient if any consent approves the substance of the proposed amendment.

Replacement Securities

      Any mutilated certificate representing a debt security or a certificate representing a debt security with a mutilated coupon will be replaced by us at the expense of the holder upon surrender of such certificate to the trustee. Certificates representing debt securities or coupons that become destroyed, stolen or lost will be replaced by us at the expense of the holder upon delivery to us and the trustee of evidence of any destruction, loss or theft satisfactory to us and the trustee, provided that neither we nor the trustee has been notified that such certificate or coupon has been acquired by a bona fide purchaser. In the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new certificate representing the debt security in exchange for the certificate representing the debt security to which such coupon appertains. In the case of a destroyed, lost or stolen certificate representing the debt security or coupon, an indemnity bond satisfactory to the trustee and us may be required at the expense of the holder of such debt security before a replacement certificate will be issued.

Governing Law

      The indenture, the debt securities and any coupons are governed by, and will be construed in accordance with the internal laws of, the State of New York.

Regarding the Trustee

      Unless we otherwise identify in the prospectus supplement relating to any series of debt securities, the trustee with respect to such series will be Wilmington Trust Company. The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain certain limitations on the rights of the trustee, should it become a creditor of Nastech, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates; provided, however, that if it acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate such conflict or resign.

      The holders of a majority in principal amount of the then outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The Trust Indenture Act and the indenture provide that in case an event of default shall occur, and be continuing, the trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities issued thereunder, unless they have offered to the trustee indemnity satisfactory to it.

LEGAL MATTERS

      The validity of the equity and debt securities offered by this prospectus is being passed upon for us by Pryor Cashman Sherman & Flynn LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Nastech Pharmaceutical Company Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, appearing in Nastech’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any documents filed by us at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room of the Securities and Exchange Commission by calling the Securities and Exchange Commission at 1-800-SEC-0330. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is: http://www.sec.gov. In addition, our common stock is listed on the Nasdaq National Market under the symbol “NSTK”, and similar information concerning us can be inspected and copied at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. In addition, copies of our annual, quarterly, and current reports may be obtained from our website at http://www.nastech.com. The information available on or through our website is not a part of this prospectus or any prospectus supplement.

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance please see the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities offered by this prospectus, please refer to the registration statement and such exhibits and schedules which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Securities and Exchange Commission, or from its web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      In this document, we “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus until the offering is completed.

      (1) Our Annual Report on Form 10-K (File No. 000-13789) for the fiscal year ended December 31, 2003;

      (2) Our Quarterly Reports on Form 10-Q (File No. 000-13789) for the fiscal quarters ended March 31, 2004 and June 30, 2004;

      (3) Our Current Report on Form 8-K (File No. 000-13789) dated September 24, 2004 reporting certain events under Items 8.01 and 9.01 and our Current Report on Form 8-K (File No. 000-13789) dated September 24, 2004 reporting certain events under Items 1.01 and 9.01;

      (4) Our Proxy Statement relating to the Annual Meeting of Stockholders held on June 9, 2004; and

      (5) The description of our common stock and the description of certain provisions of Delaware Law contained in:

(i) Our Registration Statement on Form 8-A dated August 12, 1985;

(ii) Our Certificate of Incorporation dated September 20, 1983 and filed as Exhibit 3.1 to the registration statement on Form S-3 of which this prospectus is a part;

(iii) A Certificate of Amendment to our Certificate of Incorporation dated November 30, 1989 and filed as Exhibit 3.2 to the registration statement on Form S-3 of which this prospectus is a part;

(iv) A Certificate of Amendment to our Certificate of Incorporation dated November 8, 1993 and filed as Exhibit 3.3 to the registration statement on Form S-3 of which this prospectus is a part;

(v) A Certificate of Amendment to our Certificate of Incorporation dated December 30, 1996 and filed as Exhibit 3.4 to the registration statement on Form S-3 of which this prospectus is a part;

(vi) A Certificate of Amendment to our Certificate of Incorporation dated August 15, 1999 and filed as Exhibit 3.5 to the registration statement on Form S-3 of which this prospectus is a part;

(vii) A Certificate of Designation of Rights, Terms and Preferences of Series A Junior Participating Preferred Stock dated March 2, 2000 and filed as Exhibit A to our Current Report on Form 8-K dated February 22, 2000;

(viii) A Certificate of Correction to a Certificate of Amendment to our Certificate of Incorporation dated July 28, 2004 and filed as Exhibit 3.7 to the registration statement on Form S-3 of which this prospectus is a part;

(ix) A Certificate of Correction to a Certificate of Amendment to our Certificate of Incorporation dated July 28, 2004 and filed as Exhibit 3.8 to the registration statement on Form S-3 of which this prospectus is a part;

(x) A Certificate of Correction to a Certificate of Amendment to our Certificate of Incorporation dated July 28, 2004 and filed as Exhibit 3.9 to the registration statement on Form S-3 of which this prospectus is a part;

(xi) Our Amended and Restated Bylaws dated August 11, 2004 and filed as Exhibit 3.10 to the registration statement on Form S-3 of which this prospectus is a part; and any amendments or reports filed for the purpose of updating such description.

      We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or calling us at the following address or telephone number:

Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, Washington 98021
Attention: Chief Financial Officer
(425) 908-3600